Exhibit 99.1





貝殼控股有限公司
KE Holdings Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code: 2423

2024
INTERIM REPORT

Contents

KEY ACHIEVEMENTS

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

- **Gross transaction value (GTV**) [1] was RMB1,468.9 billion for the six months ended June 30, 2024, representing a decrease of 16.2% from RMB1,752.1 billion in the same period of 2023. **GTV of existing home transactions** was RMB1,023.8 billion for the six months ended June 30, 2024, representing a decrease of 8.7% from RMB1,120.8 billion in the same period of 2023. **GTV of new home transactions** was RMB387.1 billion for the six months ended June 30, 2024, representing a decrease of 32.4% from RMB572.9 billion in the same period of 2023. **GTV of home renovation and furnishing** was RMB7.6 billion for the six months ended June 30, 2024, representing an increase of 24.0% from RMB6.1 billion in the same period of 2023. **GTV of emerging and other services** was RMB50.3 billion for the six months ended June 30, 2024, representing a decrease of 3.9% from RMB52.3 billion in the same period of 2023.

- **Net revenues** were RMB39.7 billion for the six months ended June 30, 2024, relatively flat compared with RMB39.8 billion in the same period of 2023.

- **Net income** was RMB2,333 million for the six months ended June 30, 2024, compared to RMB4,049 million in the same period of 2023. **Adjusted net income** [2] was RMB4,086 million for the six months ended June 30, 2024, compared to RMB5,925 million in the same period of 2023.

- **Number of stores** was 45,948 as of June 30, 2024, a 6.9% increase from 43,000 as of June 30, 2023. **Number of active stores** [3] was 44,423 as of June 30, 2024, an 8.1% increase from 41,076 as of June 30, 2023.

- **Number of agents** was 458,690 as of June 30, 2024, a 5.2% increase from 435,813 as of June 30, 2023. **Number of active agents** [4] was 411,478 as of June 30, 2024, relatively stable compared with 409,054 as of June 30, 2023.

- **Mobile monthly active users (MAU)** [5] averaged 49.7 million for the three months ended June 30, 2024, compared to 48.0 million for the three months ended June 30, 2023.

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1   GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company's platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2   Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled "Management discussion and analysis –Use of Non-GAAP financial measures" for details.

3   Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform.

    "Active stores" as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4   "Active agents" as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5   "Mobile monthly active users" or "mobile MAU" are to the sum of (i) the number of accounts that have accessed our platform through our *Beike* or *Lianjia* mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company's mobile MAUs for each month of such period, by (ii) the number of months in such period.

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

China's real estate market was relatively muted year-over-year in the first quarter of 2024 due to a high base effect in 2023 and seasonal factors, but the second quarter saw gradual improvements as various supportive policies were implemented. We consistently maintained a neutral market perspective, continuously deepened our operations, empowered service providers and store owners, and supported the rapid growth of new businesses, all of which contributed to a high-quality operational performance. Our existing home and new home businesses outperformed the market in the first half of 2024, while home renovation and furnishing and home rental services became our new growth engines. Revenue from non-housing transaction services accounted for 34.8% of total net revenues in the first half of 2024, a significant increase of 17 percentage points compared to the same period last year, further demonstrating our solid footing to a model of "one-stop residential services platform." Additionally, we continued to enhance shareholder returns, optimize our capital structure, and improve capital operational efficiency, creating and continuously increasing long-term value for our Shareholders.

Existing Home Transaction Services

In the first half of 2024, amidst the gradual improvement of the existing housing market, our existing home transaction services achieved robust development, benefiting from the reinforcement of our agent and store network and the advancement of refined operations.

With a goal focused on driving growth and building a harmonious ecosystem, we actively connect with high-quality brands, stores, and agents. As of June 30, 2024, the number of active stores on our platform reached 44,423, up by 8.1% year-over-year, while the number of active agents was 411,478, rising by 0.6% year-over-year.

We offer supportive initiatives such as fee discounts and installment plans to brands for the new store connections. Through our customized integration plan, we help them accelerate growth and improve efficiency, effectively unleashing their potential. Simultaneously, we have implemented refined operational measures including property listing reviews and focusing on "quality property listings", along with technological products such as smart homeowner maintenance assistant and AI-driven home selection tools to enhance agents' operational capabilities and efficiency. We also developed an online workbench for store owners to streamline management processes and support scientific store management.

BUSINESS REVIEW AND OUTLOOK

We continue to optimize the platform ecosystem by mobilize more city operation teams to participate in high-risk store management and leveraging data capabilities to pre-identify high-risk stores and reduce the risk of violations. At the same time, we are continuously improving the underlying mechanisms of our platform ecosystem, expanding the coverage of regional co-governance councils, and encouraging store owners to actively participate in ecosystem governance, jointly promoting healthy competition in the industry.

In the operation of our self-owned brand, *Lianjia*, we are exploring the transformation to a one-stop residential services model based on the agent-store model. We are advancing the large store model and, at the same time, experimenting with different store formats in Shanghai *Lianjia*. This includes increasing community coverage through community convenience service stations and establishing stores equipped with home renovation scenarios, positioning them as gateways to one-stop residential services.

New Home Transaction Services

In the first half of 2024, our new home transaction services significantly outperformed the industry, maintaining strong monetization capability. The resilience of our business primarily stems from expanded channel coverage and enhanced sell-through capabilities.

As the new home market shifts to a buyer's market, the role of channels has evolved from mere sales to insight and analysis of customer needs, working with developers to address new home buyers' pain points. Therefore, we have proactively established strategic partnerships with more high-quality developers through innovative service product models to increase our coverage of high-quality projects.

In terms of sell-through capability, we have expanded our new home agent base, and higher monetization rates for new home sales in a buyer's market also served as a strong incentive for our agents. At the same time, we leverage technology to help precise matching of homes and buyers, identifying potential clients, and improving selling efficiency. Additionally, leveraging our capabilities on multiple residential services, we integrate existing home and new home businesses to facilitate customers to sell their old homes and buy new ones smoothly. We also provide a range of services, such as home renovation and rental, to bring service innovation to developers and address customers' home buying challenges.

BUSINESS REVIEW AND OUTLOOK

We adhered to a strict risk control baseline. Our account receivable turnover days of new home transaction services shortened to 45 days in the second quarter of 2024. Net revenue derived from the "Commission in Advance" model, with commissions prepaid by developers, accounted for around 49% of total net revenue from new home transaction services, remaining at a high level. The percentage of commission income from state-owned developers reached around 55% in the second quarter of 2024, up from around 47% in the same period of 2023.

Home Renovation and Furnishing Services

Our home renovation and furnishing services have maintained steady growth, with a 24.0% year-on-year increase in total GTV and a 59.9% year-on-year rise in revenue for the first half of 2024. Alongside this scale growth, profitability has also strengthened, with the contribution margin for home renovation and furnishing reaching 31.0% in the first half of 2024.

In 2024, we focused on strengthening the foundational capabilities of our home renovation and furnishing services. We are advancing the development of our digital system capabilities based on Home SaaS, promoting a unified business model framework for our home renovation and furnishing services nationwide. Our Home SaaS has now been updated to version 2.5, incorporating our continuously restructured processes and standards, and it has been implemented in several cities. Compared to previous versions, Home SaaS 2.5 mainly upgrades two modules: the BIM Shared Service Centre mid-office module and the integrated material fulfillment module. These additions enable the generation of standardized construction drawings and automatic renovation quotations, enhance designer efficiency, and reduce error rates. The materials fulfillment module also achieves unified online scheduling for various main material categories, increasing the certainty of material delivery.

In terms of delivery capability optimization, we have shortened construction periods by improving order dispatch efficiency and refining construction processes. The combined construction period for basic construction and main materials in the second quarter of 2024 reduced notably year-over-year. On customized furniture delivery, by setting relevant standards and enhancing training of service providers, we improved the success rate of one-time installation of customized furniture.

BUSINESS REVIEW AND OUTLOOK

Home Rental Services

Our home rental services have grown rapidly, with revenue primarily coming from the decentralized rental property management service *Carefree Rent*. As of the end of the second quarter of 2024, home units under *Carefree Rent* exceeded 300,000, compared with over 120,000 at the same time in 2023. The number of units managed under our centralized long-term apartments was over 14,000 by the end of the second quarter, compared to over 7,000 as of the same date of 2023.

In terms of service quality, we focus on addressing tenants' core pain points by providing service guarantees and continuously refining our standardized service capabilities. We ensure timely and high-quality responses to tenant issues, enhancing the overall rental experience.

At the same time, we advanced the rental efficiency of *Carefree Rent* through various efforts, reducing the vacancy costs, and strengthening operation stability. We continuously iterate on the *Carefree Rent* product model to enhance our ability to withstand rental income fluctuations. In terms of renting-out, we established stable rental channels by building dedicated teams and improving productivity. Building on this foundation, combined with efficiency gains from refined operations, we have achieved an increase in the first-time rental success rate and a reduction in the number of days needed for second-time rentals.

BUSINESS OUTLOOK

The accelerating transformation of the China's real estate industry is driving it towards a new era, with consumers' demand for "better living" increasingly on the rise. The growth potential for our home transaction services remains significant, and the business models and capabilities of our home renovation and furnishing and home rental services have also been validated. Looking ahead, our core goal is to build an organization that can continuously progress from one success to the next. Our next step is to achieve sustained growth by driving a positive cycle of scale, quality, and efficiency.

SHAREHOLDER RETURNS

While achieving robust performance, we also placed a high priority on shareholder returns. As of the Latest Practicable Date, this year we have allocated approximately US$553 million to our Existing Share Repurchase Program (as defined below), repurchasing a total number of ADSs that represents approximately 3.15% of our total issued Shares by the end of 2023. Cumulatively, since the launch of our Existing Share Repurchase Program in September 2022 up to the Latest Practicable Date, we have repurchased around US$1.46 billion worth of ADSs, which represents approximately 7.91% of the Company's total issued Shares prior to the launch of the Existing Share Repurchase Program. Additionally, on August 12, 2024, our Board has approved the upsizing and extension of our Existing Share Repurchase Program. The repurchase authorization has been increased from US$2 billion to US$3 billion, and the program's duration has been extended to August 31, 2025. With our substantial cash reserves and robust financial management capabilities, we aim to create and continuously enhance long-term value for our shareholders through our proactive shareholders return initiatives.

MANAGEMENT DISCUSSION AND ANALYSIS

NET REVENUES

Net revenues were RMB39.7 billion for the six months ended June 30, 2024, relatively flat compared with RMB39.8 billion in the same period of 2023, primarily attributable to the decreased net revenues from existing and new home transaction services, offset by the expansion of our home renovation and furnishing and home rental business. Total GTV decreased by 16.2% to RMB1,468.9 billion for the six months ended June 30, 2024, from RMB1,752.1 billion in the same period of 2023, primarily attributable to the high base effect of the housing transaction market for the six months ended June 30, 2023, especially for the three months ended March 31, 2023, and the sluggish new home transaction market for the six months ended June 30, 2024, while the new home transaction market also experienced a sequential recovery month-on-month for the three months ended June 30, 2024 driven by the release of the supportive policies.

- **Net revenues from existing home transaction services** decreased by 16.3% to RMB13.1 billion for the six months ended June 30, 2024, compared to RMB15.6 billion in the same period of 2023, primarily due to an 8.7% decrease in GTV of existing home transactions to RMB1,023.8 billion for the six months ended June 30, 2024, from RMB1,120.8 billion in the same period of 2023. The difference in year-over-year change rate between the GTV of existing home transactions and that of net revenues was primarily attributable to a lower commission rate for existing home transaction services charged by *Lianjia* stores in Beijing, and a higher contribution from GTV of existing home transactions served by connected agents on the Company's platform, for which revenue is recorded on a net commission basis from platform service, franchise service and other value-added services, while for GTV served by *Lianjia* agents is recorded on a gross basis.

  Among that, **(i) commission revenue** decreased by 17.5% to RMB10.6 billion for the six months ended June 30, 2024, from RMB12.9 billion in the same period of 2023, primarily due to a decrease in GTV of existing home transactions served by *Lianjia* stores of 11.9% to RMB412.4 billion for the six months ended June 30, 2024, from RMB468.2 billion in the same period of 2023 and the decreased commission rate for existing home transaction services charged by *Lianjia* stores in Beijing; and

   (ii) the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on the Company's platform, decreased by 10.5% to RMB2.5 billion for the six months ended June 30, 2024, from RMB2.7 billion in the same period of 2023, mainly due to a 6.3% decrease of GTV of existing home transactions served by connected agents on the Company's platform to RMB611.5 billion for the six months ended June 30, 2024, from RMB652.6 billion in the same period of 2023.

- **Net revenues from new home transaction services** decreased by 24.9% to RMB12.9 billion for the six months ended June 30, 2024, from RMB17.1 billion in the same period of 2023, primarily due to the decrease of GTV of new home transactions of 32.4% to RMB387.1 billion for the six months ended June 30, 2024, from RMB572.9 billion in the same period of 2023, partially offset by our improved monetization capability. Among that, the GTV of new home transactions facilitated on the *Beike* platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 33.0% to RMB313.8 billion for the six months ended June 30, 2024, from RMB468.3 billion in the same period of 2023, while the GTV of new home transactions served by *Lianjia* brand decreased by 29.9% to RMB73.3 billion for the six months ended June 30, 2024, from RMB104.6 billion in the same period of 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

- **Net revenues from home renovation and furnishing** increased by 59.9% to RMB6.4 billion for the six months ended June 30, 2024 from RMB4.0 billion in the same period of 2023, primarily attributable to a) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, b) a larger contribution from furniture and home furnishing sales (in categories such as customized furniture, soft furnishings, and electrical appliances), and c) shortened lead time driven by enhanced delivery capabilities.

- **Net revenues from home rental services** increased by 176.7% to RMB5.8 billion for the six months ended June 30, 2024, from RMB2.1 billion in the same period of 2023, primarily attributable to the increase of the number of rental units under the *Carefree Rent* model.

- **Net revenues from emerging and other services** were RMB1.6 billion for the six months ended June 30, 2024, compared to RMB0.9 billion in the same period of 2023.

COST OF REVENUES

Total cost of revenues were RMB29.1 billion for the six months ended June 30, 2024, relatively flat compared with RMB28.1 billion in the same period of 2023.

- **Commission – split.** The Company's cost of revenues for commissions to connected agents and other sales channels decreased by 22.1% to RMB8.9 billion for the six months ended June 30, 2024 from RMB11.4 billion in the same period of 2023, primarily due to the decrease in the GTV of new home transactions facilitated through connected agents and other sales channels for the six months ended June 30, 2024 compared with the same period of 2023.

- **Commission and compensation – internal.** The Company's cost of revenues for internal commission and compensation decreased by 13.8% to RMB8.1 billion for the six months ended June 30, 2024, compared to RMB9.4 billion in the same period of 2023, primarily due to the decrease in the GTV of existing home and new home transactions facilitated through *Lianjia* agents.

- **Cost of home renovation and furnishing.** The Company's cost of revenues for home renovation and furnishing increased by 57.5% to RMB4.4 billion for the six months ended June 30, 2024 from RMB2.8 billion in the same period of 2023, which was in line with net revenues from home renovation and furnishing.

- **Cost of home rental services.** The Company's cost of revenues for home rental services increased by 143.8% to RMB5.5 billion for the six months ended June 30, 2024 from RMB2.2 billion in the same period of 2023, primarily attributable to the growth of net revenues from home rental services.

- **Cost related to stores.** The Company's cost related to stores was RMB1.4 billion for the six months ended June 30, 2024, as stable compared with RMB1.4 billion in the same period of 2023.

- **Other costs.** The Company's other costs were RMB0.9 billion for the six months ended June 30, 2024, as stable compared with RMB0.9 billion in the same period of 2023.

GROSS PROFIT

Gross profit decreased by 9.0% to RMB10.6 billion for the six months ended June 30, 2024 from RMB11.7 billion in the same period of 2023. **Gross margin** was 26.8% for the six months ended June 30, 2024, compared to 29.4% in the same period of 2023. The decrease in gross margin was mainly due to: a) a lower proportion of net revenues contributed from existing home transaction services with a higher contribution margin level than other main revenue streams, and b) a lower contribution margin for new home transaction services led by a higher commission-split as percentage of net revenues from new home transaction services paid to connected agents and other channels, and the decreased net revenues from new home transaction services with relatively flat fixed costs, partially offset by: c) a higher proportion of net revenues contributed from home renovation and furnishing with a higher contribution margin level, and d) a higher contribution margin for home rental business primarily due to improved operation efficiency and enhanced monetization capability.

INCOME (LOSS) FROM OPERATIONS

Total operating expenses increased by 12.8% to RMB8.6 billion for the six months ended June 30, 2024, from RMB7.6 billion in the same period of 2023.

- **General and administrative expenses** were RMB4.1 billion for the six months ended June 30, 2024, compared to RMB3.7 billion in the same period of 2023, mainly due to the increase in personnel costs resulting from the expansion of home renovation and furnishing and home rental services.

- **Sales and marketing expenses** increased by 19.1% to RMB3.5 billion for the six months ended June 30, 2024, from RMB2.9 billion in the same period of 2023, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services in line with the growth of net revenues from home renovation and furnishing for the six months ended June 30, 2024 compared to the same period of 2023.

- **Research and development expenses** were RMB1.0 billion for the six months ended June 30, 2024, relatively flat compared with RMB0.9 billion in the same period of 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

Income from operations was RMB2.0 billion for the six months ended June 30, 2024, compared to RMB4.1 billion in the same period of 2023. **Operating margin** was 5.1% for the six months ended June 30, 2024, compared to 10.2% in the same period of 2023, primarily due to a) a relatively lower gross profit margin and b) the increased contribution of net revenues from home renovation and furnishing and home rental services, which was still in the ramp-up period with a relatively lower operating margin than that of housing transaction services for the six months ended June 30, 2024 compared to the same period of 2023.

Adjusted income from operations[6] was RMB3.8 billion for the six months ended June 30, 2024, compared to RMB6.0 billion in the same period of 2023. **Adjusted operating margin**[7] was 9.5% for the six months ended June 30, 2024, compared to 15.0% in the same period of 2023. **Adjusted EBITDA**[8] was RMB5.0 billion for the six months ended June 30, 2024, compared to RMB7.1 billion in the same period of 2023.

NET INCOME (LOSS)

Net income was RMB2.3 billion for the six months ended June 30, 2024, compared to RMB4.0 billion in the same period of 2023.

Adjusted net income was RMB4.1 billion for the six months ended June 30, 2024, compared to RMB5.9 billion in the same period of 2023.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders, adjusted operating margin and adjusted EBITDA, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company's business.

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6   Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled "Management discussion and analysis –Use of Non-GAAP financial measures" for details.

7   Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8   Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled "Management discussion and analysis – Use of Non-GAAP financial measures" for details.

MANAGEMENT DISCUSSION AND ANALYSIS

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. **Adjusted income (loss) from operations** is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. **Adjusted operating margin** is defined as adjusted income (loss) from operations as a percentage of net revenues. **Adjusted net income (loss)** is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. **Adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders** is defined as net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. **Adjusted EBITDA** is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments.

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

During the Reporting Period and up to the Latest Practicable Date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of June 30, 2024, the combined balance of our cash, cash equivalents, restricted cash and short-term investments amounted to RMB59.7 billion, compared to RMB60.1 billion as of December 31, 2023. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks with original maturities of less than three months. Our restricted cash are primarily escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

The following table sets out our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
	(unaudited)	(unaudited)
Net cash provided by operating activities	**3,857,678**	7,431,689
Net cash provided by (used in) investing activities	**(6,843,593)**	7,633,614
Net cash used in financing activities	**(5,377,054)**	(2,869,607)
Effect of exchange rate change on cash, cash equivalents and restricted cash	**32,161**	22,137
Net increase (decrease) in cash and cash equivalents and restricted cash	**(8,330,808)**	12,217,833
Cash, cash equivalents and restricted cash at the beginning of the period	**25,857,461**	25,594,259
Cash, cash equivalents and restricted cash at the end of the period	**17,526,653**	37,812,092

MANAGEMENT DISCUSSION AND ANALYSIS

INDEBTEDNESS

The following table sets forth a breakdown of our financial indebtedness as of the dates indicated:

	As of June 30, 2024 RMB (in thousands) (unaudited)	As of December 31, 2023 RMB
Current:		
Short-term borrowings	445,530	290,450
Lease liabilities	11,632,047	9,368,607
Sub-total	12,077,577	9,659,057
Non-current:		
Lease liabilities	8,136,397	8,327,113
Total	20,213,974	17,986,170

Except as disclosed in this report, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of June 30, 2024.

SIGNIFICANT INVESTMENT AND MATERIAL ACQUISITION AND DISPOSAL

The wealth management products that we subscribed for during the Reporting Period, which constituted discloseable transactions of the Company under the Listing Rules as disclosed in the relevant announcement, are set out below:

Sunshine Jinfengli Zhenxiang No. C034 (陽光金豐利臻享C034期), Sunshine Jinfengli Zhenxiang No. C036 (陽光金豐利臻享C036期) and Sunshine Jinfengli Zhenxiang No. C040 (陽光金豐利臻享C040期) in the principal amount of RMB1 billion, RMB0.45 billion and RMB1.2 billion with Everbright Wealth Management Co., Ltd. on October 18, 2023 (redeemed on April 16, 2024), November 28, 2023 (redeemed on May 28, 2024), and February 20, 2024, respectively. For further details, please refer to the announcement of the Company dated February 20, 2024.

Save as disclosed herein, we did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures for the six months ended June 30, 2024.

MANAGEMENT DISCUSSION AND ANALYSIS

PLEDGE OF ASSETS

As of June 30, 2024, no property, plant and equipment was pledged.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

We did not have detailed future plans for significant investments or capital assets as of June 30, 2024.

GEARING RATIO

As of June 30, 2024, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 42.3% (as of December 31, 2023: 40.0%).

FOREIGN EXCHANGE EXPOSURE

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollars was approximately 2.4% for the six months ended June 30, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of June 30, 2024, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB55.6 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$0.6 billion. Assuming we had converted RMB55.6 billion into U.S. dollars at the exchange rate of RMB7.2672 for US$1.00 as of June 30, 2024, our U.S. dollar cash balance would have been US$8.2 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$7.5 billion instead.

MANAGEMENT DISCUSSION AND ANALYSIS

INTEREST RATE RISK

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, therefore our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of June 30, 2024, our exposure to such interest rate risk is mainly from RMB2.3 billion of wealth management products in short-term investments. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments.

CAPITAL EXPENDITURES

Our capital expenditures were RMB462 million for the six months ended June 30, 2024. Capital expenditures represent cash paid for purchase of property, plant and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offshore offerings. We will continue to make capital expenditures to meet the expected growth of our business.

MATERIAL CASH REQUIREMENTS

Our material cash requirements as of June 30, 2024 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

The following table sets forth our contractual obligations as of June 30, 2024:

	Total	Remainder of 2024	2025	2026	2027	2028	Thereafter
			(RMB in thousands)				
Operating lease and other commitments	1,119,600	191,755	248,771	257,415	176,338	92,961	152,360
Lease liability obligations	20,575,485	6,642,671	8,577,458	2,820,672	1,097,600	570,641	866,443

As of June 30, 2024, our operating lease and other commitments included RMB734.4 million in operating lease commitments, RMB301.7 million in capital commitments, RMB81.7 million in investment commitment, and RMB1.8 million in obligation to purchase services.

Except for the commitments as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of June 30, 2024.

MANAGEMENT DISCUSSION AND ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers' default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

EMPLOYEES AND REMUNERATION

As of June 30, 2024, we had a total of 122,599 employees. The following table sets forth the total number of employees categorized by function as of June 30, 2024:

Function	Number of employees
Agents and supporting staff	96,440
Platform operation	6,263
Research and development	1,992
Business development, sales and marketing	6,804
Administration and management	11,100
Total	**122,599**

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resources in the recruitment of employees to support our fast growth of business operations. In particular, we have been successfully attracted a large number of college graduates to join our offline operations in delivering real estate brokerage services to housing customers and experienced and talented research and development professionals to join us in expanding and enhancing our platform technology capabilities.

MANAGEMENT DISCUSSION AND ANALYSIS

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. To date, we have not experienced any significant labor disputes. None of our employees is represented by a labor union.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of KE Holdings Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 19 to 123, which comprises the interim condensed consolidated balance sheets of KE Holdings Inc. (the "Company") and its subsidiaries (together, the "Group") as of June 30, 2024 and the interim condensed consolidated statements of comprehensive income, the interim condensed consolidated statements of changes in shareholders' equity and the interim condensed consolidated statements of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, August 12, 2024

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of June 30, 2024 RMB	As of December 31, 2023 RMB
ASSETS			
Current assets:			
Cash and cash equivalents	3	**9,409,071**	19,634,716
Restricted cash	3	**8,117,582**	6,222,745
Short-term investments	4	**42,222,652**	34,257,958
Short-term financing receivables, net of allowance for credit losses of RMB118,595 and RMB122,482 as of June 30, 2024 and December 31, 2023, respectively	7	**1,460,169**	1,347,759
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,687,261 and RMB1,681,127 as of June 30, 2024 and December 31, 2023, respectively	6	**3,904,153**	3,176,169
Amounts due from and prepayments to related parties	24	**416,759**	419,270
Loan receivables from related parties	24	**27,770**	28,030
Prepayments, receivables and other assets	5	**5,098,886**	4,666,976
Total current assets		**70,657,042**	69,753,623
Non-current assets:			
Property, plant and equipment, net	8	**2,065,608**	1,965,098
Right-of-use assets	10	**20,487,100**	17,617,915
Long-term investments, net	11	**22,132,865**	23,570,988
Intangible assets, net	9	**927,533**	1,067,459
Goodwill	12	**4,847,762**	4,856,807
Long-term loan receivables from related parties	24	**19,300**	27,000
Other non-current assets	5	**1,360,787**	1,473,041
Total non-current assets		**51,840,955**	50,578,308
TOTAL ASSETS		**122,497,997**	120,331,931

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of June 30, 2024 RMB	As of December 31, 2023 RMB
LIABILITIES			
Current liabilities			
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB75,568 and RMB68,000 as of June 30, 2024 and December 31, 2023, respectively)	14	**6,684,706**	6,328,516
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB755 and RMB905 as of June 30, 2024 and December 31, 2023, respectively)	24	**398,473**	430,350
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB337,921 and RMB371,917 as of June 30, 2024 and December 31, 2023, respectively)		**6,064,974**	8,145,779
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,577,152 and RMB2,540,511 as of June 30, 2024 and December 31, 2023, respectively)		**5,794,761**	3,900,564
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB39,851 and RMB35,274 as of June 30, 2024 and December 31, 2023, respectively)		**747,112**	698,568
Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2024 and December 31, 2023)	13	**445,530**	290,450
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB348 and RMB383 as of June 30, 2024 and December 31, 2023, respectively)	10	**11,632,047**	9,368,607
Contract liability and deferred revenue (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,680 and RMB4,291 as of June 30, 2024 and December 31, 2023, respectively)		**5,422,197**	4,665,201
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB174,900 and RMB153,102 as of June 30, 2024 and December 31, 2023, respectively)	15	**6,186,560**	5,695,948
Total current liabilities		**43,376,360**	39,523,983

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of June 30, 2024 RMB	As of December 31, 2023 RMB
Non-current liabilities			
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,788 and RMB3,788 as of June 30, 2024 and December 31, 2023, respectively)		279,341	279,341
Lease liabilities non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2024 and December 31, 2023)	10	8,136,397	8,327,113
Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2024 and December 31, 2023)		2,791	389
Total non-current liabilities		8,418,529	8,606,843
TOTAL LIABILITIES		51,794,889	48,130,826
Commitments and contingencies	25		
SHAREHOLDERS' EQUITY			
KE Holdings Inc. shareholders' equity:			
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,529,562,630 Class A ordinary shares issued and 3,395,696,348 Class A ordinary shares outstanding[1] as of June 30, 2024; 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding[1] as of December 31, 2023; and 147,500,681 and 151,354,549 Class B ordinary shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	20	467	475
Treasury shares		(350,595)	(866,198)
Additional paid-in capital		73,059,977	77,583,054
Statutory reserves		811,107	811,107
Accumulated other comprehensive income		397,365	244,302
Accumulated deficit		(3,349,081)	(5,672,916)
Total KE Holdings Inc. shareholders' equity		70,569,240	72,099,824
Non-controlling interests		133,868	101,281
TOTAL SHAREHOLDERS' EQUITY		70,703,108	72,201,105
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		122,497,997	120,331,931

(1) Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Six Months Ended June 30, 2024 RMB	2023 RMB
Net revenues:			
Existing home transaction services (including revenues generated from related parties of RMB343,041 and RMB445,369, for the six months ended June 30, 2024 and 2023, respectively)		**13,061,919**	15,597,087
New home transaction services (including revenues generated from related parties of RMB722 and RMB2,854, for the six months ended June 30, 2024 and 2023, respectively)		**12,850,320**	17,099,714
Home renovation and furnishing (including revenues generated from related parties of RMB5,201 and RMB2,460, for the six months ended June 30, 2024 and 2023, respectively)		**6,449,072**	4,032,830
Home rental services (including revenues generated from related parties of RMB281 and RMB106, for the six months ended June 30, 2024 and 2023, respectively)		**5,812,743**	2,100,888
Emerging and other services (including revenues generated from related parties of RMB10,998 and RMB13,430, for the six months ended June 30, 2024 and 2023, respectively)		**1,573,690**	931,482
Total net revenues	2.21	**39,747,744**	39,762,001
Cost of revenues:			
Commission-split		**(8,857,846)**	(11,363,560)
Commission and compensation-internal		**(8,065,289)**	(9,360,775)
Cost of home renovation and furnishing		**(4,448,069)**	(2,825,059)
Cost of home rental services		**(5,481,822)**	(2,248,885)
Cost related to stores		**(1,365,977)**	(1,415,651)
Others		**(889,605)**	(855,083)
Total cost of revenues		**(29,108,608)**	(28,069,013)
Gross profit		**10,639,136**	11,692,988
Operating expenses:			
Sales and marketing expenses		**(3,505,463)**	(2,943,272)
General and administrative expenses		**(4,098,494)**	(3,726,483)
Research and development expenses		**(971,809)**	(931,529)
Impairment of goodwill, intangible assets and other long-lived assets	8&9&12	**(36,397)**	(32,775)
Total operating expenses		**(8,612,163)**	(7,634,059)
Income from operations		**2,026,973**	4,058,929

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Six Months Ended June 30, 2024 RMB	2023 RMB
Interest income, net	17	666,253	602,226
Share of results of equity investees		(3,735)	14,475
Fair value changes in investments, net		78,288	73,006
Impairment loss for equity investments accounted for using measurement alternative	11	(8,049)	(9,313)
Foreign currency exchange loss		(73,025)	(15,833)
Other income, net	16	901,610	727,283
Income before income tax expense		**3,588,315**	5,450,773
Income tax expense	18	(1,255,789)	(1,401,522)
Net income		**2,332,526**	4,049,251
Net loss (income) attributable to non-controlling interest shareholders		(8,691)	6,326
Net income attributable to KE Holdings Inc.		**2,323,835**	4,055,577
Net income attributable to KE Holdings Inc.'s ordinary shareholders		**2,323,835**	4,055,577

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Six Months Ended June 30, 2024 RMB	2023 RMB
Net income		**2,332,526**	4,049,251
Other comprehensive income			
Currency translation adjustments		**120,450**	893,719
Unrealized gains (losses) on available-for-sale investments, net of reclassification		**32,613**	(1,024)
Total other comprehensive income		**153,063**	892,695
Total comprehensive income		**2,485,589**	4,941,946
Comprehensive loss (income) attributable to non-controlling interest shareholders		**(8,691)**	6,326
Comprehensive income attributable to KE Holdings Inc.		**2,476,898**	4,948,272
Comprehensive income attributable to KE Holdings Inc.'s ordinary shareholders		**2,476,898**	4,948,272
Weighted average number of ordinary shares used in computing net income per share, basic and diluted			
– Basic	23	**3,422,928,331**	3,555,127,466
– Diluted	23	**3,533,558,988**	3,643,230,834
Net income per share attributable to ordinary shareholders			
– Basic	23	**0.68**	1.14
– Diluted	23	**0.66**	1.11
Share-based compensation expenses included in:	19		
Cost of revenues		**249,834**	226,566
Sales and marketing expenses		**90,761**	77,481
General and administrative expenses		**1,090,910**	1,188,897
Research and development expenses		**92,926**	90,038

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Attributable to owners of KE Holdings Inc.

	Ordinary Shares Shares	RMB	Treasury Shares Shares	RMB	Additional Paid-in Capital RMB	Statutory Reserves RMB	Accumulated Other Comprehensive Income RMB	Accumulated Deficit RMB	Total RMB	Non-controlling Interests RMB	Total Equity RMB
Balance at December 31, 2023	3,451,032,020	475	(24,066,132)	(866,198)	77,583,054	811,107	244,302	(5,672,916)	72,099,824	101,281	72,201,105
Net income	-	-	-	-	-	-	-	2,323,835	2,323,835	8,691	2,332,526
Exercise of share options	8,764,122	1	-	-	-	-	-	-	1	-	1
Vesting of restricted share units	21,943,941	3	-	-	(3)	-	-	-	-	-	-
Vesting of restricted share	13,297,108	2	-	-	(2)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	1,524,431	-	-	-	1,524,431	-	1,524,431
Repurchase of ordinary shares	-	-	(80,986,680)	(2,701,210)	-	-	-	-	(2,701,210)	-	(2,701,210)
Cancellation of ordinary shares	(95,751,456)	(14)	95,751,456	3,216,813	(3,216,799)	-	-	-	-	-	-
Surrender of ordinary shares	(2)	-	-	-	-	-	-	-	-	-	-
Currency translation adjustments	-	-	-	-	-	-	120,450	-	120,450	-	120,450
Acquisition of subsidiaries with non-controlling interests	-	-	-	-	-	-	-	-	-	38,710	38,710
Disposal of subsidiaries with non-controlling interests	-	-	-	-	-	-	-	-	-	(14,814)	(14,814)
Unrealized gains on available-for-sale investments, before reclassification	-	-	-	-	-	-	32,613	-	32,613	-	32,613
Dividend to shareholders	-	-	-	-	(2,830,704)	-	-	-	(2,830,704)	-	(2,830,704)
Balance at June 30, 2024	3,399,285,733	467	(9,301,356)	(350,595)	73,059,977	811,107	397,365	(3,349,081)	70,569,240	133,868	70,703,108

Attributable to owners of KE Holdings Inc.

	Ordinary Shares Shares	RMB	Treasury Shares Shares	RMB	Additional Paid-in Capital RMB	Statutory Reserves RMB	Accumulated Other Comprehensive Income (Loss) RMB	Accumulated Deficit RMB	Total RMB	Non-controlling Interests RMB	Total Equity RMB
Balance at December 31, 2022	3,538,205,792	487	(6,461,286)	(225,329)	80,302,956	660,817	(412,721)	(11,405,850)	68,920,360	134,078	69,054,438
Net income	-	-	-	-	-	-	-	4,055,577	4,055,577	(6,326)	4,049,251
Exercise of share options	9,759,699	1	-	-	-	-	-	-	1	-	1
Vesting of restricted share units	5,250,762	1	-	-	(1)	-	-	-	-	-	-
Vesting of restricted share	42,022,105	6	-	-	(6)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	1,582,982	-	-	-	1,582,982	-	1,582,982
Repurchase of ordinary shares	-	-	(75,125,190)	(2,748,108)	-	-	-	-	(2,748,108)	-	(2,748,108)
Cancellation of ordinary shares	(47,119,047)	(6)	47,119,047	1,704,823	(1,704,817)	-	-	-	-	-	-
Currency translation adjustments	-	-	-	-	-	-	893,719	-	893,719	-	893,719
Acquisition of subsidiaries with non-controlling interests	-	-	-	-	-	-	-	-	-	5,760	5,760
Unrealized loss on available-for-sale investments, before reclassification	-	-	-	-	-	-	(1,024)	-	(1,024)	-	(1,024)
Dividend for non-controlling interest holder	-	-	-	-	-	-	-	-	-	(51,020)	(51,020)
Balance at June 30, 2023	3,548,119,311	489	(34,467,429)	(1,268,614)	80,181,114	660,817	479,974	(7,350,273)	72,703,507	82,492	72,785,999

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
Cash flows from operating activities:		
Net income	**2,332,526**	4,049,251
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation of property, plant and equipment	**338,859**	384,815
Amortization of intangible assets	**194,518**	309,914
Provision (reversal) of allowance for expected credit losses	**74,140**	(7,363)
Impairment of goodwill, intangible assets and other long-lived assets	**36,397**	32,775
Share of results of equity investees	**3,735**	(14,475)
Dividend received from equity method investments	**15,827**	20,842
Fair value changes in investments	**(78,288)**	(73,006)
Impairment loss for equity investments accounted for using measurement alternative	**8,049**	9,313
Investment and interest income	**(116,151)**	(469,460)
Foreign currency exchange loss (gain)	**(63,104)**	15,833
Loss (gain) on disposal of property, plant and equipment and intangible assets	**(202)**	532
Share-based compensation expenses	**1,524,431**	1,582,982
Changes in assets and liabilities:		
Accounts receivable and contract assets	**(815,840)**	599,611
Amounts due from and prepayments to related parties	**2,511**	(20,002)
Prepayments, receivables and other assets	**(419,222)**	(741,165)
Right-of-use assets	**(2,714,611)**	(2,678,470)
Other non-current assets	**(42,320)**	4,404
Accounts payable	**329,145**	(23,655)
Amounts due to related parties	**(31,877)**	(13,709)
Employee compensation and welfare payable	**(2,080,805)**	(1,233,377)
Customer deposits payable	**1,894,197**	443,771
Contract liability and deferred revenue	**756,996**	1,474,217
Lease liabilities	**2,072,724**	2,604,335
Accrued expenses and other current liabilities	**585,097**	1,019,760
Income taxes payable	**48,544**	205,121
Other liabilities	**2,402**	(51,105)
Net cash provided by operating activities	**3,857,678**	7,431,689

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
Cash flows from investing activities:		
Purchases of other short-term investments	**(12,308,702)**	(10,541,760)
Maturities of other short-term investments	**22,944,980**	20,925,887
Cash paid for business combinations, net of cash acquired	**(20,041)**	(9,174)
Proceeds from disposal of subsidiaries and long-lived assets	**4,619**	8,097
Purchases of property, plant and equipment and intangible assets	**(462,401)**	(277,732)
Financing receivables originated	**(22,602,440)**	(12,452,312)
Collections of financing receivables principal	**22,493,916**	12,489,166
Purchases of held-to-maturity debt investments	**(15,364,238)**	(7,910,354)
Maturities of held-to-maturity debt investments	**1,850,110**	5,047,564
Purchases of other long-term investments	**(3,514,988)**	(462,622)
Disposal of other long-term investments	**127,632**	803,947
Loans to related parties	**–**	(47,000)
Repayments of loans from related parties	**7,960**	59,907
Net cash provided by (used in) investing activities	**(6,843,593)**	7,633,614
Cash flows from financing activities:		
Repurchase of ordinary shares	**(2,701,210)**	(2,748,108)
Proceeds from issuance of ordinary shares upon exercise of share option	**1**	1
Proceeds from short-term borrowings	**606,033**	–
Repayments of short-term borrowings	**(451,174)**	(121,500)
Dividends paid to equity holders of the Company	**(2,830,704)**	–
Net cash used in financing activities	**(5,377,054)**	(2,869,607)
Effect of exchange rate change on cash, cash equivalents and restricted cash	**32,161**	22,137
Net increase (decrease) in cash and cash equivalents and restricted cash	**(8,330,808)**	12,217,833
Cash, cash equivalents and restricted cash at the beginning of the period		
Including:		
Cash and cash equivalents at the beginning of the period	**19,634,716**	19,413,202
Restricted cash at the beginning of the period	**6,222,745**	6,181,057
Total	**25,857,461**	25,594,259

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
Cash, cash equivalents and restricted cash at the end of the period		
Including:		
Cash and cash equivalents at the end of the period	9,409,071	31,750,204
Restricted cash at the end of the period	8,117,582	6,061,888
Total	**17,526,653**	37,812,092
Supplemental disclosures:		
Cash paid for income taxes	(1,113,362)	(1,177,588)
Cash paid for interest	(6,831)	(9,904)
Non-cash investing activities		
Changes in accounts payable related to property, plant and equipment addition	(27,026)	9,225

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION

(a) Principle activities, subsidiaries and VIEs

KE Holdings Inc. ("the Company") was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the "VIE"s) and the subsidiaries of the VIEs (collectively, the "Group"), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People's Republic of China (the "PRC" or "China").

As of June 30, 2024, the details of the Company's major subsidiaries and consolidated VIEs (inclusive of the VIEs' subsidiaries) are as follows:

Name	Place and date of incorporation or acquisition	Registered／ Issued and paid-up Capital ('000)	Percentage of director or indirector economic ownership	Principal activities and place of operation
Subsidiaries				
Beike Group (Cayman) Limited	Cayman Island, August 6, 2018	USD50	100%	Investment holding in Cayman Island
Beike Finance Holdings (Cayman) Limited	Cayman Island, August 14, 2018	USD50	100%	Investment holding in Cayman Island
Sharehome HK International Limited	Hong Kong, December 16, 2016	HKD1,000	100%	Investment holding in Hong Kong
Beike Kestone Holdings (Hong Kong) Limited	Hong Kong, August 13, 2018	HKD0.001	100%	Investment holding in Hong Kong
Beike (Tianjin) Investment Co., Ltd.	PRC, September 29, 2018	USD500,000	100%	Investment holding in the PRC
Beihan (Tianjin) Technology Co., Ltd.	PRC, November 27, 2019	RMB10,000	100%	Investment holding in the PRC
Lianjia (Tianjin) Enterprise Management Co., Ltd.	PRC, August 13, 2018	RMB209,539	100%	Investment holding in the PRC
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd.	PRC, July 25, 2005	RMB10,000	100%	Housing transaction services in the PRC
Beijing Fangyuan Real Estate Consulting Services Co., Ltd.	PRC, October 24, 2016	RMB10,000	100%	Housing transaction services in the PRC
Beijing Gaoce Real Estate Brokerage Co., Ltd.	PRC, December 27, 2011	RMB25,998	100%	Housing transaction services in the PRC
Beijing Lianjia Gaoce Real Estate Brokerage Co., Ltd.	PRC, September 20, 2016	RMB1,000	100%	Housing transaction services in the PRC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION (continued)

(a) Principle activities, subsidiaries and VIEs (continued)

Name	Place and date of incorporation or acquisition	Registered／Issued and paid-up Capital ('000)	Percentage of director or indirector economic ownership	Principal activities and place of operation
Deyou Real Estate Agency Co., Ltd.	PRC, September 5, 2002	RMB50,000	100%	Housing transaction services in the PRC
Shanghai Xiaoheng Internet Technology Co., Ltd.	PRC, October 30, 2017	RMB661	100%	Housing transaction services in the PRC
Shanghai Deyou Property Consulting Co., Ltd.	PRC, April 16, 2014	RMB50,000	100%	Housing transaction services in the PRC
Sichuan Lianjia Real Estate Brokerage Co., Ltd.	PRC, December 30, 2009	RMB100,000	100%	Housing transaction services in the PRC
Ningbo Fangjianghu Internet Technology Co., Ltd.	PRC, July 17, 2018	RMB10,000	100%	Housing transaction services in the PRC
Tianjin Haibei Information Technology Co., Ltd.	PRC, September 14, 2018	RMB1,000	100%	Investment holding in PRC
Beike Zhaofang (Beijing) Technology Co., Ltd. ("Beike Zhaofang")	PRC, August 3, 2015	RMB10,000	100%	Research and development in the PRC
Beike Zhaofang Technology Co., Ltd.	PRC, November 21, 2017	RMB50,000	100%	Research and development in the PRC
Beike Technology Co., Ltd.	PRC, June 28, 2017	RMB100,000	100%	Research and development in the PRC
Shanghai Haibi Technology Co., Ltd.	PRC, October 25, 2018	RMB1,000	100%	Investment holding in the PRC
Deyou (Tianjin) Real Estate Brokerage Service Co., Ltd.	PRC, October 16, 2017	RMB30,000	100%	Housing transaction services in the PRC
Shanghai Huibeiju Technology Co., Ltd.	PRC, October 27, 2022	RMB1,000	100%	Investment holding in the PRC
Shanghai Chenhaibei Internet Technology Co., Ltd.	PRC, January 16, 2020	RMB1,000	100%	Research and development in the PRC
Beijing Beiwoo Decoration Co., Ltd.	PRC, January 5, 2022	RMB30,000	100%	Home renovation service in the PRC
Beike Meijia Supply Chain Management (Zhejiang) Co., Ltd.	PRC, December 29, 2022	RMB50,000	100%	Home renovation service in the PRC
Shengdu Home Renovation Co., Ltd.	PRC, April 20, 2022	RMB50,000	100%	Home renovation service in the PRC

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION (continued)

(a) Principle activities, subsidiaries and VIEs (continued)

Name	Place and date of incorporation or acquisition	Registered／ Issued and paid-up Capital ('000)	Percentage of director or indirector economic ownership	Principal activities and place of operation
Beijing Meichen Information Consulting Co., Ltd.	PRC, September 6, 2016	RMB2,000	100%	Home renovation service in the PRC
Shanghai Shengyi Investment Management Co., Ltd.	PRC, December 25, 2018	RMB1,000	100%	Home rental services in the PRC
Beijing Lianjia Rongsheng Management Consulting Co., Ltd.	PRC, August 9, 2016	RMB5,000	100%	Housing transaction services in the PRC
Beijing Xinfu Housing Rental Co., Ltd.	PRC, September 5, 2013	RMB10,000	100%	Home rental services in the PRC
Tianjin Haibei Technology Services Co., Ltd.	PRC, July 14, 2017	RMB1,000	100%	Housing transaction services in the PRC
Consolidated VIEs				
Beijing Lianjia[(i)]	PRC, September 30, 2001	RMB19,369	100%	Mobile application development and operation in the PRC
Yiju Taihe	PRC, July 23, 2010	RMB753,036	100%	Holding company of licensed financial business in the PRC
Tianjin Xiaowu	PRC, November 14, 2017	RMB10,000	100%	Mobile application and webpage development and operation in the PRC
Subsidiaries of VIEs				
Beijing Zhongrongxin Financing Guarantee Co., Ltd.	PRC, November 10, 2006	RMB1,300,000	100%	Financing guarantee in the PRC
Beijing Ehomepay Technologies Co., Ltd.	PRC, August 8, 2013	RMB100,000	100%	Third party payment in the PRC

(i) The Company has 30% direct shareholding in Beijing Lianjia through one of its wholly owned PRC subsidiaries. The Company depends on a series of contractual arrangements to provide its subsidiary with a "controlling financial interest" in the VIEs, as defined in FASB ASC 810, *Consolidation* ("ASC 810").

(ii) The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION (continued)

(b) VIE Companies

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value added telecommunication services, finance businesses and certain other businesses, the Group operates its platforms and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group and several other individuals and entities affiliated with the Group ("Nominee Shareholders"). The Group depends on a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders to provide its subsidiary with a "controlling financial interest" in the VIEs, as defined in FASB ASC 810, making it the primary beneficiary of the VIEs. These contractual agreements include powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity pledge agreements and spousal consent letters. These contractual agreements can be extended at the Group's relevant PRC subsidiaries' options prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group's unaudited interim condensed consolidated financial information.

Summary of Financial Information of the VIEs

The Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB2.5 billion and RMB2.5 billion as of June 30, 2024 and December 31, 2023, as well as certain non-distributable statutory reserves amounting to approximately RMB142.7 million and RMB142.7 million as of June 30, 2024 and December 31, 2023. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs' subsidiaries, and the consolidated trusts as discussed in Note 2.11) taken as a whole, which were included in the Group's unaudited interim condensed consolidated financial information with intercompany transactions among the consolidated VIEs eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of June 30, 2024 and December 31, 2023 and the operation results for the six months ended June 30, 2024 and 2023.

1. ORGANIZATION (continued)

(b) VIE Companies (continued)

Summary of Financial Information of the VIEs (continued)

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Cash and cash equivalents	864,954	2,232,732
Restricted cash	4,819,455	3,933,122
Short-term investments	87,487	–
Short-term financing receivables, net	1,423,218	1,310,625
Accounts receivable and contract asset, net	54,869	27,610
Amounts due from and prepayments to related parties	335,039	332,192
Prepayments, receivables and other assets	374,827	369,922
Amounts due from non-VIE subsidiaries of the Group	2,583,269	2,671,350
Total current assets	**10,543,118**	10,877,553
Property, plant and equipment, net	69,354	72,754
Right-of-use assets	341	199
Long-term investments, net	2,405,134	–
Intangible assets, net	23,088	26,395
Goodwill	7,522	7,522
Other non-current assets	57,692	58,420
Total non-current assets	**2,563,131**	165,290
Total assets	**13,106,249**	11,042,843

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. ORGANIZATION (continued)

(b) VIE Companies (continued)

Summary of Financial Information of the VIEs (continued)

	As of June 30, 2024 RMB (in thousands)	As of December 31, 2023 RMB
Accounts payable	75,568	68,000
Amounts due to related parties	755	905
Employee compensation and welfare payable	337,921	371,917
Customer deposits payable	3,577,152	2,540,511
Income taxes payable	39,851	35,274
Lease liabilities current portion	348	383
Contract liability and deferred revenue	3,680	4,291
Accrued expenses and other current liabilities	174,900	153,102
Amounts due to non-VIE subsidiaries of the Group	5,634,586	4,802,196
Total current liabilities	**9,844,761**	7,976,579
Deferred tax liabilities	3,788	3,788
Total non-current liabilities	**3,788**	3,788
Total liabilities	**9,848,549**	7,980,367

	For the Six Months Ended June 30, 2024 RMB (in thousands)	2023 RMB
Total net revenues from third party	330,474	310,353
Total net revenues from non-VIE subsidiaries of the Group	163,858	134,247
Total net revenues	494,332	444,600
Net income	195,225	227,278
Net cash provided by operating activities	1,116,432	1,050,286
Net cash provided by (used in) investing activities	(2,596,588)	386,653
Net cash provided by (used in) financing activities	998,711	(593,255)
Net increase (decrease) in cash, cash equivalents and restricted cash	(481,445)	843,684

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Recently issued accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures*. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of this standard; however, we do not expect it to have a material impact on our unaudited interim condensed consolidated financial information.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The amendments in this update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of this standard; however, we do not expect it to have a material impact on our unaudited interim condensed consolidated financial information.

Other new accounting pronouncements issued but not effective until after June 30, 2024 did not and are not expected to have a material impact on our financial position, results of operations or liquidity.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Basis of preparation

The accompanying unaudited interim condensed consolidated financial information have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") applicable to interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited interim condensed consolidated financial information has been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, as necessary for the fair statement of the Company's financial position as of December 31, 2023 and June 30, 2024, and its results of operations and cash flows for the six months ended June 30, 2023 and 2024. The consolidated balance sheets as of December 31, 2023 have been derived from audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP. Results for interim periods are not necessarily indicative of those that may be expected for a full year or for any future period. The unaudited interim condensed consolidated financial information and related disclosures have been prepared with the presumption that users of these unaudited interim condensed consolidated financial information have read or have access to the audited consolidated financial statements and related footnotes for the year ended December 31, 2023. Accordingly, the unaudited interim condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related footnotes for the year ended December 31, 2023. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year.

Change in segment

In view of the increased scale and business importance of the Group's home rental services, with reported revenue exceed the quantitative threshold of reportable segment, the Group separately report home rental services from the first quarter of 2024 onwards, which is also in accordance with the way report to the Group's chief operating decision maker. Prior period results have been recast to conform to this updated presentation for the current year. See Note 22. "Segment Information" for additional information.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3 Basis of consolidation

The unaudited interim condensed consolidated financial information includes the financial information of the Company, its subsidiaries, the consolidated VIEs (inclusive of the VIEs' subsidiaries) for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the Board of directors, to cast a majority of votes at the meeting of the Board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries, consolidated VIEs (inclusive of VIEs' subsidiaries) have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the unaudited interim condensed consolidated financial information of comprehensive income from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

2.4 Use of estimates

The preparation of the unaudited interim condensed consolidated financial information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial information and accompanying notes. Significant accounting estimates reflected in the Group's unaudited interim condensed consolidated financial information include, but are not limited to (i) revenue recognition, (ii) provision for credit losses of accounts receivable, financing receivables and other receivables, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) valuation and recognition of share-based compensation expenses, (v) useful lives of property, plant and equipment and intangible assets, (vi) fair value of short-term and long-term investments, (vii) incremental borrowing rate used to account for leases, (viii) provision for income tax and valuation allowance for deferred tax assets, (ix) liabilities related to employee welfare benefits, and (x) lower of cost and net realizable value of inventories. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial information.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5 Foreign currencies and foreign currency translation

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, BVI and Hong Kong is United States dollars ("US$") and the functional currency of the PRC entities in the Group is RMB. The Company's subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies.

Transactions denominated in other than the functional currencies are remeasured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign currency exchange gain (loss) in the unaudited interim condensed consolidated financial information of comprehensive income.

The financial information of the Group are translated from the functional currencies into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. Translation differences are recorded currency translation adjustments as a component of other comprehensive income (loss) in the unaudited interim condensed consolidated financial information of comprehensive income.

2.6 Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6 Fair value measurements (continued)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: 1) market approach; 2) income approach and 3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.7 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities less than three months and are readily convertible to known amount of cash.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8 Restricted cash

Cash that is legally or contractually restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. In accordance with ASC 230, Statement of Cash Flows ("ASC 230"), the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the unaudited interim condensed consolidated financial information of cash flows.

The Group's restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's agency, guarantee and financing services; 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash.

2.9 Short-term investments

Short-term investments include equity securities with readily determinable fair value and certain debt investments purchased from reputable financial institutions.

For equity securities with readily determinable fair value, which are publicly traded stock, the Group carries these equity securities at fair value with unrealized gains and losses recorded in the unaudited interim condensed consolidated financial information of comprehensive income.

Time deposits placed with the bank are measured at amortized cost with interest income recognized using the effective interest method in the unaudited interim condensed consolidated financial information of comprehensive income.

Wealth management products are certain deposits with variable interest rates or principal not guaranteed with certain financial institutions. In accordance with ASC 825, Financial Instruments, for wealth management products with the interest rate indexed to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and re-measured these investments at fair value. Changes in the fair value are reflected in the unaudited interim condensed consolidated financial information of comprehensive income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9 Short-term investments (continued)

The Group classifies certain short-term investments in debt as held-to-maturity, trading or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Held-to-maturity debt investments include debt instruments issued by private companies for which the Group has the positive intent and ability to hold those securities to maturity, and time deposits represent time deposits placed with banks with maturities more than three months. The Group account for the held-to-maturity debt investments at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt investments reflects the Group's estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to "Other income, net" in the unaudited interim condensed consolidated financial information of comprehensive income. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of June 30, 2024 and December 31, 2023, the allowance for credit losses provided for the held-to-maturity debt investments held by the Group was insignificant.

Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9 Short-term investments (continued)

The allowance for credit losses of on available-for-sale debt securities is accounted for in accordance with ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). Under ASC 326, at each reporting period, available-for-sale debt securities are evaluated at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Group intend to sell, or are more likely than not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the unaudited interim condensed consolidated financial information of operations, with a corresponding write-down of the security's amortized cost. In circumstances where neither condition exists, we then evaluate whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, we compare the present value of the expected cash flows of the security discounted at the security's effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheets with a corresponding adjustment to net income (loss). Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. As of June 30, 2024 and December 31, 2023, the allowance for credit losses provided for the available-for-sale debt securities held by the Group was insignificant.

Investments with expected maturity of over a year are classified as long-term investments. Investments with maturity date within one year will be reclassified to short-term investments.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10 Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for credit losses, including receivable from real estate property sellers, buyers and agents from the platform. Starting from January 1, 2020, the Group adopted ASC 326 and assesses the accounts receivable and establishes a reserve to reflect the net amount expected to be collected. The allowance is management's estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers' ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 326: The Group use, as a practical expedient, the fair value of the collateral at the reporting date when recording the net carrying amount of the asset and determining the allowance for credit losses for a financial asset for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the entity's assessment as of the reporting date (collateral-dependent financial asset).

The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11 Financing receivables

The Group generates financing receivables by providing personal credit loans to property buyers, tenants and other individual borrowers. The Group has the intent and the ability to hold such financing receivables for the foreseeable future or until maturity or payoff.

Financing receivables from consolidated Trusts

The Group has entered into arrangements with consolidated trusts ("Trusts"), pursuant to which the Group invested in the financing receivables using funds from the consolidated Trusts. The Trusts are administered by third party trust companies, which act as the trustees, with funds contributed by the Group and/or other third party investors for the purposes of providing returns to the beneficiary of the Trusts. The Group has power to direct the activities of the Trusts and has the obligation to absorb losses or the right to receive benefits from the Trusts that could potentially be significant to the Trusts. As a result, the Trusts are considered consolidated VIEs of the Group under ASC 810.

Therefore the loans funded by the consolidated Trusts are recorded as the Group's financing receivables. The proceeds received from the third party investors are recognized as funding debts. Cash received via consolidated Trusts that has not yet been distributed is recorded as restricted cash.

Financing receivables from micro-loan platforms

The Group also offers micro loans to borrowers via micro loan platforms. The loans offered mainly include: 1) installment loans for home renovation and furnishing to property owners; 2) loans provided to external small property agents; 3) loans provided to other individuals. As the Group undertakes substantially all the risks and rewards, the micro loans are recognized as financing receivables on the consolidated balance sheets.

Measurement of financing receivables

Financing receivables are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any write offs and the allowance for credit losses.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11 Financing receivables (continued)

Allowance for credit losses

The Group assesses the allowance for credit losses in accordance with ASC 326, based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. The provision for credit losses represents an estimate of the losses expected to be incurred from the Group's financing receivable portfolio. The Group uses projected risk parameters (e.g. probability of default and loss given default (severity)) to estimate the allowance of different segmentations, driven primarily by business type, on a collective basis. This projected risk parameters are primarily based upon historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions as well as external historical loan performance trends, recovery rates, credit quality indicators. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

The Group considers available information in quarterly assessments of the adequacy of the allowance. The Group believes the estimates, including any qualitative adjustments, are reasonable and have considered reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the effective interest rate of the loan and recorded as interest income as earned. The outstanding principal balance of loans which has not been collected prior to the contractual maturity date is considered to be past due. When a financing receivable reaches 1 day past due, it is placed on non-accrual status, and the Group stops accruing interest of the financing receivables as of such date. The accrued but unpaid interest as of such date is not reversed. The Group assesses the collectability of accrued interest together with the unpaid principal amount and provides reserves if warranted interest income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest income. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis. For the six months period ended June 30, 2024 and 2023, the amount of interest income recognized on non-accrual financial assets was insignificant.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12 Inventories

Inventories, which mainly consist of materials for home renovation business and furniture, electronic and home appliances products available for sale, are valued at the lower of moving weighted average cost or net realizable value. As of June 30, 2024 and December 31, 2023, no adjustment is deemed necessary to reduce inventory to net realizable value due to the rapid turnover and high utilization of inventory. Inventory is included in the prepayments, receivables and other assets line item in the Group's consolidated balance sheets.

2.13 Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed based upon the usage of the asset, which is approximated using a straight-line method over the estimated useful lives of the assets, which range as follows:

- Office building 20 – 40 years
- Vehicles 4 years
- Computer equipment 3 – 5 years
- Furniture and office equipment 3 – 5 years
- Leasehold improvement lesser of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the unaudited interim condensed consolidated financial information of comprehensive income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.14 Intangible assets, net

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

- Software   3 – 10 years
- Trademarks and domain names 3 – 10 years
- Non-competition agreements   3 – 5 years
- Advertising resources   5 years
- Licenses   6 – 10 years

The Group considers the factors listed in *ASC 350-30-35-3* when determining the useful life of an intangible asset, such as the expected use of the asset by the entity, and any legal, regulatory, or contractual provisions that may limit the useful life. The useful life of software is mainly determined based on its expected use and contractual provisions. The useful life of trademarks and domain names is determined based on the expected use and legal provisions. The useful life of licenses, which are mainly licenses for franchise business, is determined on the expected cooperation period with franchisees.

Separately identifiable intangible assets and other long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15   Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

The Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20, *Intangibles – Goodwill and Other: Goodwill* ("ASC 350-20"), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. In accordance with ASC 350-20, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16 Long-term investments

(i) Equity investments accounted for using the equity method

In accordance with ASC 323, *Investment — Equity Method and Joint Ventures* ("ASC 323"), the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity's common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity's common stock.

Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of each equity investee's net income or loss into the unaudited interim condensed consolidated financial information of comprehensive income after the date of acquisition. When the Group's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

The Group continually reviews its investment in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds.

The fair value determination, particularly for investments in early stage privately held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group writes down the asset to its fair value and takes the corresponding charge to the unaudited interim condensed consolidated financial information of comprehensive income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16 Long-term investments (continued)

(ii) Investments accounted for at fair value

Securities with readily determinable fair value are measured at fair value. Equity securities accounted for at fair value include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Group measures at fair value on a recurring basis. Pursuant to ASC 321, *Investment – Equity Securities* ("ASC 321") for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired.

For investments in convertible notes and loans receivable with maturities of over one year, the Group elected the fair value option. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the unaudited interim condensed consolidated financial information of comprehensive income. For wealth management products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value in accordance with ASC 825, Financial Instruments ("ASC 825"). Changes in the fair value of these investments are reflected on the unaudited interim condensed consolidated financial information of comprehensive income as fair value changes in investments, net. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16 Long-term investments (continued)

(iii) Equity investments measured at measurement alternative and NAV practical expedient

Private equity funds pursue various investment strategies. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. These private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820") to estimate fair value using the net asset value per share (or its equivalent) of the investment ("NAV practical expedient").

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair value and do not qualify for NAV practical expedient, the Group may elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU No. 2016-01. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss in net income (loss) equal to the difference between the carrying value and fair value.

(iv) Long-term time deposits

Long-term time deposits represent time deposits placed with banks with maturities more than one year. The Group account for the long-term time deposits at amortized cost less allowance for credit losses.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16 Long-term investments (continued)

(v) Held-to-maturity debt investments

Long-term held-to-maturity debt investments include debt instruments issued by private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt investments at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt investments reflects the Group's estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to "Other income, net" in the unaudited interim condensed consolidated financial information of comprehensive income. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of June 30, 2024 and December 31, 2023, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

(vi) Available-for-sale debt investments

Available-for-sale debt investments are debt instruments or preferred shares issued by banks and other financial institutions that are redeemable at the issuer's option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer's option have no contractual maturity date. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

The allowance for credit losses of on available-for-sale debt securities is accounted for in accordance with ASC 326. For details, please refer to Note 2.9. As of June 30, 2024 and December 31, 2023, the allowance for credit losses provided for the available-for-sale debt securities held by the Group was insignificant.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Leases

(i) Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of ASC 842, Lease ("ASC 842") or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under ASC 842 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

(ii) The Group as a lessee

The Group mainly leases sales stores (including brokerage sales stores, transaction service centers, home renovation and furnishing service stores), administrative offices, home rental service center and land use rights from property owners. These are all classified as operating leases.

Rental contracts for the sales stores and offices are typically made for fixed periods ranging generally from few months to ten years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Land use rights are amortized on a straight-line basis over the shorter of the estimated useful life generally from 44 to 47 years or the terms of the agreements. For leases existing as of January 1, 2019, the Group elected the practical expedient which allows use of hindsight in determining the lease term. The Group's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

Land use rights represent lease prepayments to the local government authorities. Upon the adoption of ASC 842, land use rights were identified as operating lease right-of-use assets in the Group's consolidated balance sheets. Accordingly, the Group disclosed the cash used for obtaining the land use rights in operating cash flow activities.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Leases (continued)

(ii) The Group as a lessee (continued)

The Group elected not to separate non-lease components from lease components. Therefore, it will account for lease and non-lease components as a single lease component when there is only one vendor in the lease contract.

The majority of the Group's leases have fixed payments schedules, with certain leases including additional payments based on future contract performance. For leases with additional payments based on future contract performance, no amount is included in the calculation of the lease liability or corresponding asset because of the uncertainty for future contract performance and payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Under a lease, the lessees are required to recognize right-of-use assets and lease liabilities. Right-of-use assets represent the Group's right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for lease incentives received. Lease liabilities represent the Group's obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. As the interest rate implicit in most of the Group's leases is not readily determinable, the Group uses the incremental borrowing rate ("IBR") to determine the present value of the future lease payments.

The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term with a similar security.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the right-of-use asset and lease liabilities accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Leases (continued)

(iii) The Group as a lessor

The Group is entrusted by the landlord to manage the properties and then lease them to tenants. Leases for which the Group is a lessor are classified as operating leases. The contract term with tenants is normally one year or more.

Rental income which are derived from the Group's ordinary course of business are presented as home rental revenue. Rental income is recognized in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are deferred at the lease commencement date and recognized as a prepaid asset. Such costs are recognized as an expense on a straight-line basis over the lease term.

The Company has elected not to separate non-lease components from lease components. To the extent that such costs represent non-lease components and payments are fixed in the lease agreement, those costs are included in the lease payments used to calculate the lease obligation and are included within the total lease cost recognized on a straight-line basis over the lease term.

When the Group serves as an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified by reference to the underlying asset, rather than the right-of-use asset arising from the head lease.

2.18 Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.19 Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in "Treasury shares" on the consolidated balance sheets. At retirement of the treasury share, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury share over the aggregate par value is allocated between additional paid-in capital and retained earnings, with payments in excess of our additional paid-in-capital balance recorded as a reduction to retained earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.20 Statutory reserves

In accordance with the laws applicable to the Foreign Investment Enterprises ("FIEs") established in the PRC, the Group's subsidiaries registered as WFOEs have to make appropriations from their annual after tax profits as determined under generally accepted accounting principles in the PRC ("PRC GAAP") to reserve funds including the general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company.

Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

In addition, in accordance with the PRC Company Laws, the consolidated VIEs (inclusive of VIEs' subsidiaries) incorporated in PRC are required to make appropriations on annual basis from their after tax profits to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the six months ended June 30, 2024 and 2023, no profit appropriation to general reserve fund, statutory surplus fund and other reserve funds was made for the Group's entities incorporated in the PRC.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21   Revenue recognition

For revenue contracts which do not qualify as leases in accordance with ASC 842, the Company recognizes revenue under ASC 606, *Revenue from Contracts with Customers* ("ASC 606"), according to which, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group's customers in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and Value Added Tax ("VAT").

Existing home transaction services

The Group generates revenue from existing home transaction services primarily by earning commissions from housing customers for sales or leases transactions facilitated by the Group's own *Lianjia* brand where the Group acts as the principal agent, or splits of commissions with other brokerage firms acting as the principal agents in cooperation with the Group to facilitate transactions. In these transactions, the principal agent signs a housing agency service contract with housing customers and is responsible for fulfilling the obligations to provide the agency services under the contract. The *Beike* platform requires platform agreements to be signed by all brokerage firms registered with the platform. The platform agreements establish a cooperative relationship between the principal agent and all participating brokerage firms, which allows the principal agent to combine and control services provided by the participating agent. The platform agreements also set the principal agent's role and responsibility for overall agency services and a fee allocation structure for various standard cooperating roles of agency services. For each successful transaction facilitated through the platform, the platform will calculate commissions for each participating agent in accordance with the platform agreements and settle them through the platform's payment system.

When the Group signs the housing agency service contracts with housing customers and splits commissions with other brokerage firms who cooperate with the Group to facilitate the housing transactions in accordance with the platform agreement, the Group is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Group accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Revenue recognition (continued)

Existing home transaction services (continued)

Brokerage services and transaction closing services identified in the housing agency service contracts are considered to be separate performance obligations. Therefore the consideration is allocated to brokerage services and transaction closing services based on the relative stand-alone selling prices. The Group recognizes them as revenues when the services are provided.

When other brokerage firms on *Beike* platform sign the housing agency service contracts with housing customers and split commissions with the Group in accordance with platform agreement for cooperation services by the Group to facilitate the housing transactions services, the Group is considered as a participating agent who provides services to the principal agents as the Group is not the primary obligor for the agency service contract and does not have the right to determine the service price. Accordingly, the Group accounts for the commissions from these agency service contracts on a net basis.

For agency commissions earned by the Group, either as the principal agent or participating agent, the Group recognizes commissions as revenues when the performance obligations are satisfied at the time the housing customers sign the housing sale and purchase agreements or the lease agreements, after deducting estimated potential refunds due to a terminated transaction.

The Group also generates revenue from existing home transaction services by earning (i) platform service fees from real estate brokerage firms on the *Beike* platform as a percentage of the transaction commissions earned on the platform for using the Group's ACN and SaaS systems; (ii) franchise fees from brokerage firms as a percentage of the transaction commissions earned under the Group's franchise brands such as the Deyou brand; and (iii) other service fees for various services offered by *Beike* platform, such as transaction closing service through the Group's transaction center.

For platform service and franchise fees, the Group recognizes the estimated fees that it expects to receive as revenues when the Group obtains the right to payment at the time the housing customers sign the housing sale and purchase agreements or the lease agreements.

For other service fees, the Group recognizes them as revenues when the services are provided.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Revenue recognition (continued)

New home transaction services

The Group generates revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Group. The Group signs new home marketing service contracts with real estate developers in where the terms and conditions for sales commission earned are defined. The Group recognizes sales commissions as revenues when the confirmations are received from real estate developers that terms and conditions for commissions earned are met or upon cash receipts of service fees if collection of the commissions are not considered probable.

The Group subcontracts with other brokerage firms to fulfil its marketing services contracts with the real estate developers and splits commissions with these brokerage firms. The Group signs marketing services contracts with the developers and it has the right to determine the service price and to define the service performance obligations, it has control over the services provided by the other brokerage firms and it is fully responsible for fulfilling marketing services pursuant to the new home marketing service contracts signed with the real estate developers. Accordingly, the Group accounts for such marketing service contracts on a gross basis and recognizes split commissions to collaborating brokerage firms as cost of revenues.

Home renovation and furnishing

The Group provides interior renovation services to its customers. Such services are recognized as a performance obligation satisfied over time as the customer controls the house that is being enhanced by the renovation services provided by the Group. Revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation using input method, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs.

For sale of furniture, electronic and home appliances products, revenue is recognized when delivery and acceptance occurs, which is defined as receipt by the Group of either a delivery note when delivery has been completed or a customer confirmation that the installation process is completed.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Revenue recognition (continued)

Home rental services

The Group is entrusted by the landlord to manage the properties and then lease them to tenants. The lease contracts with tenants are classified as operating leases and the lease payments from its tenants are recognized as rental income and presented as revenue. Please refer to rental income recognition policy in Note 2.17 (iii) Leases – The Group as a lessor.

The Group also provide rental-related services, which mainly include maintenance, appliance repair and etc. The rental-related services' revenue is recognized on a straight-line basis during the period of the lease term as the tenants simultaneously receive and consume the benefits in relation to the services provided by us.

Emerging and other services

The Group generates revenues from emerging and other services such as financial services and other newly developed businesses.

Service fees for financial services and other newly developed businesses are generally recognized as revenues when services are provided.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Group recognizes contract assets or contract liability and deferred revenue in the consolidated balance sheets, depending on the relationship between the Group's performance and the customer's payment.

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes an accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration, and a contract asset if not yet has the unconditional right to receive consideration.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Revenue recognition (continued)

Contract Balances (continued)

Contract liability and deferred revenue are recognized if the Group receives consideration in advance of performance, represents collections from customers for which revenue has not been recognized to date. RMB3,884.2 million of revenue recognized for the six months ended June 30, 2024 was included in the contract liability and deferred revenue balance as of January 1, 2024. The contract liability and deferred revenue of the Group as of June 30, 2024 and December 31, 2023 are listed in the table below.

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Contract liability and deferred revenue:		
Existing home transaction services	188,483	178,856
New home transaction services	1,094,986	941,326
Home renovation and furnishing	2,713,244	2,363,394
Home rental services	1,269,217	1,061,781
Emerging and other services	156,267	119,844
Total	**5,422,197**	4,665,201

Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract with a customer is recognized as an asset in "Prepaid expenses and other current assets" if the Group expects to recover those costs. Incremental costs of obtaining a contract include only those costs the Group incurs to obtain a contract that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel under interior renovation services. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

Capitalized costs of obtaining contracts are periodically analyzed for impairment. There were no impairment losses relating to the capitalized costs of obtaining contracts for all periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21 Revenue recognition (continued)

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 606:

The effect of a significant financing component has not been adjusted for contracts when the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer will be one year or less.

Remaining Performance Obligations ("RPO")

RPO represents the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied. As of June 30, 2024, our total RPO was approximately RMB6.4 billion. Of the total RPO as of June 30, 2024, we expect they are fully recognized as revenue over the following 12 months.

2.22 Advertising expenses

Advertising expenses are generally paid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the six months ended June 30, 2024 and 2023, advertising expenses recognized in the unaudited interim condensed consolidated financial information of comprehensive income were RMB819.4 million and RMB860.1 million, respectively.

2.23 Share-based compensation

The Group grants share options, restricted shares and restricted share units ("RSUs") to its employees, directors and consultants with performance conditions and service conditions, and accounts for these share-based awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718').

Employees' share based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required, or b) using a straight-line method over the requisite service period, which is the vesting period.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.23 Share-based compensation (continued)

Share options granted contained both a service condition and required completion of an IPO. The IPO was completed on August 17, 2020 and options for which the service condition had been met became vested. The remaining options will vest as the service conditions are met. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

The Group uses the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. Upon the completion of the IPO, the estimated fair value of ordinary shares was based on the Company's share price.

The fair value of the restricted shares and RSUs granted subsequent to IPO are determined with reference to the fair value of the underlying shares.

The Group has chosen to account for forfeitures when they occur.

2.24 Income taxes

Income taxes

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance of ASC 740 — "Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the unaudited interim condensed consolidated financial information. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial information, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that the amount of the deferred tax assets will not be realized.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.24   Income taxes (continued)

Uncertain tax positions

The Group accounts for uncertainty in income taxes recognized in the unaudited interim condensed consolidated financial information by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the "more-likely-than-not" recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, as income tax expense.

The Group did not have any significant interest or penalties associated with tax positions for the six months ended June 30, 2024 and 2023. The Group did not have any significant unrecognized uncertain tax positions for the six months ended June 30, 2024 and 2023.

2.25   Employee benefits

Full time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work related injury benefits, maternity insurances, medical insurances, unemployment benefits and housing fund plans through a PRC government mandated defined contribution plan. Chinese labor regulations require that the Group makes payments to the government for these benefits based on a certain percentage of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions.

Historically, the contributions made by the Group for employees might have been insufficient under the PRC laws and regulations, for which the Group made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) the Group believes that the probability that such exposures would materialize in the future is remote based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable. The net impact of additions and reversals of the provisions was a decrease in employee welfare benefit expenses of RMB 811.7 million and RMB 609.9 million for the six months ended June 30, 2024 and 2023, respectively. Currently, the Group is implementing a remediation plan to reduce the exposure of non-compliance of relevant law and regulations for employee welfare benefits. The total amounts of such employee welfare benefit expenses, including the provision's net impact, were approximately RMB 0.9 billion and RMB 0.7 billion for the six months ended June 30, 2024 and 2023, respectively.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.26   Research and development expenses

Research and development expenses consist primarily of personnel-related compensation expenses, including share-based compensation for employees in engineering, design, product and platform development, depreciation of property, plant and equipment utilized by research and development functions, and bandwidth and server related costs incurred by research and development functions. The Group expenses all research and development expenses as incurred.

2.27   Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of deemed issued shares and options to purchase ordinary shares (using the treasury stock method), unvested restricted shares and unvested RSUs. Ordinary equivalent shares are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.28   Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income (loss) includes net income (loss), currency translation adjustments and unrealized gains (losses) on available-for-sale investments, net of reclassification.

2.29   Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.30 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker ("CODM"). The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a management committee including chief executive officer, chief financial officer and two chief operational officers.

The Group operates in five operating segments: (i) Existing home transaction services; (ii) New home transaction services; (iii) Home renovation and furnishing; (iv) Home rental services and (v) Emerging and other services.

The Group's internal organizational structure as well as information about geographical areas and business segments is set out in detail under Note 22.

2.31 Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. An accrual for a loss contingency is recognized if it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. If a potential loss is not probable, but reasonably possible, or is probable but the amount of liability cannot be reasonably estimated, then the nature of contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of guarantee would be disclosed.

2.32 Government grants

Government grants are recognized as income in other income, net. Such amounts are recognized in the unaudited interim condensed consolidated financial information of the comprehensive income upon receipt when all conditions attached to the grants have been fulfilled.

For the six months ended June 30, 2024 and 2023, the Group recognized government grants of approximately RMB481.6 million and RMB354.1 million, respectively, in other income, net in the unaudited interim condensed consolidated financial information of comprehensive income.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.33   Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the six months ended June 30, 2024 and 2023.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of June 30, 2024 and December 31, 2023, all of the Group's cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, the USA and Australia, which the management believes are of high credit quality. The Group's total cash and cash equivalents, restricted cash, and short-term investments held at five financial institutions in mainland China representing 15.2%, 13.2%, 11.0%, 10.6% and 10.4% of the Group's total cash and cash equivalents, restricted cash, and short-term investments as of June 30, 2024, respectively. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group's ongoing monitoring controls for the outstanding balances. As of June 30, 2024, and December 31, 2023, only one customer's total receivable amounting to RMB379.8 million and RMB379.7 million is considered to subject to concentration credit risk.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.33 Concentration and risks (continued)

Concentration of credit risk (continued)

Individually assessed accounts receivable and other receivables are measured for credit loss based on present value of future expected the fair value of the collateral, less estimated transaction costs, if the accounts receivable is collateral-dependent. As of June 30, 2024, a portion of accounts receivable and other receivable due from real estate developers is secured by a commercial property as collateral. As of June 30, 2024, RMB174.0 million and RMB227.4 million provision has been provided against accounts receivable and other receivable due to decrease in net realizable values of the collateral, which attribute to the current downturn of commercial real estate market.

The expected credit loss rates for accounts receivable and contract assets are 30.2% and 34.6% as of June 30, 2024 and December 31, 2023, respectively. The expected credit loss rates for financing receivables are 7.5% and 8.3% as of June 30, 2024 and December 31, 2023, respectively. The expected credit loss rates for other receivables (included in prepayments, receivables and other assets) are 13.3% and 14.3% as of June 30, 2024 and December 31, 2023, respectively. The expected credit loss of other financial assets subject to the impairment requirements of ASC 326 was immaterial.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB48.6 billion and RMB51.2 billion as of June 30, 2024 and December 31, 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 2.4% for the six months ended June 30, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

3. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Cash and cash equivalents (i):		
Cash	9,224,071	17,994,611
Cash equivalents	185,000	1,640,105
Restricted cash (ii):		
Current	8,117,582	6,222,745
Total cash, cash equivalents and restricted cash	**17,526,653**	25,857,461

(i) Cash and cash equivalents consist of cash on hand and demand deposits, which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the six months ended June 30, 2024 and 2023 are 3.2% and 4.4%, respectively.

(ii) The Group's restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's agency, guarantee and financing services; 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash. The proportion for each type of restricted cash are 78.0%, 19.6%, 2.3% and 0.1% as of June 30, 2024; 76.2%, 19.1%, 4.5%, and 0.2% as of December 31, 2023, respectively.

4. SHORT-TERM INVESTMENTS

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Short-term investments:		
Bank time deposits	18,789,272	7,690,166
Wealth management products	19,237,008	26,415,902
Short-term held-to-maturity debt investments	3,734,960	151,890
Available-for-sale debt investments	461,412	–
Total	**42,222,652**	34,257,958

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

4. SHORT-TERM INVESTMENTS (continued)

Bank time deposits are time deposits with original maturities of longer than three months but less than one year or long-term bank deposits with a maturity date within one year.

The Group's wealth management products mainly consist of various financial instruments issued by multiple financial institutions with variable interest rates indexed to performance of underlying asset. The Group elects to measure the investment in wealth management products at fair value with the fair value changes mainly recorded in other income, net and fair value changes in investments, net in the unaudited interim condensed consolidated financial information of comprehensive income.

Held-to-maturity debt investments include debt instruments issued by financial institutions with maturities of less than one year for which the Group has the positive intent and ability to hold those securities to maturity.

Available-for-sale debt investments in short-term investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer's option, which the Group intends to sell in the near term.

Held-to-maturity debt investments as of June 30, 2024 are shown as below, which would be due within one year:

	As of June 30, 2024			
	Cost or amortized cost less allowance for credit losses	Gross unrecognized holding gains	Gross unrecognized holding losses	Fair value
	RMB	RMB	RMB	RMB
	(in thousands)			
Held-to-maturity debt investments	3,734,960	–	(63,433)	3,671,527

Available-for-sale debt investments as of June 30, 2024 are shown as below:

	As of June 30, 2024			
	Cost or amortized cost less allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB
	(in thousands)			
Available-for-sale debt investments	471,114	–	(9,702)	461,412

5. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Current:		
Advances to suppliers	836,873	574,170
Deposits paid to real estate developers (i)	218,308	222,604
Prepaid rental and other deposits	1,670,196	1,625,026
Staff advances	68,852	65,253
Receivables from escrow account	7,442	6,676
Interest receivable	9,797	14,664
Receivable related to employees' exercise of share-based awards	78,444	88,739
VAT-input deductible	582,341	707,416
Prepaid income tax	83,024	177,560
Inventories	346,928	304,208
Capitalized costs of obtaining contracts and prepaid initial direct costs (ii)	477,684	338,811
Others	718,997	541,849
Total	**5,098,886**	4,666,976
Non-current:		
Deferred tax assets	1,113,692	1,113,692
VAT-input deductible	213,683	192,991
Prepayment for land use right (iii)	–	154,575
Others	33,412	11,783
Total	**1,360,787**	1,473,041

(i) Deposits paid to real estate developers

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts.

(ii) Capitalized costs of obtaining contracts and prepaid initial direct costs

For the six months ended June 30, 2024 and 2023, RMB425.7 million and RMB207.4 million are amortized respectively.

(iii) Prepayment for land use right

The Company entered into a 40 years land use right purchase agreement in October 2023 at a total consideration of RMB309 million. Pursuant to the agreement, RMB154.6 million has been paid off as of December 31, 2023 and the rest RMB154.6 million was paid off in January 2024. The land use right purchased related to a parcel of land located in Hangzhou, which was acquired for the Group's home renovation and furnishing business. Currently, the Group has obtained the land use right certification.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

6.   ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
New home transaction services	4,207,053	3,750,996
Existing home transaction services	566,424	483,901
Home renovation and furnishing	133,186	99,935
Home rental services	48,182	89,806
Emerging and other services	343,046	158,997
Accounts receivable	**5,297,891**	4,583,635
Allowance for credit losses	**(1,543,534)**	(1,566,129)
Accounts receivable, net	**3,754,357**	3,017,506

The contract assets are mainly related to the Group's home renovation business. The Group's timing of revenue recognition may differ from the timing of invoicing to customers. The Group's contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Contract assets – gross	**293,523**	273,661
Allowance for credit losses	**(143,727)**	(114,998)
Contract assets, net	**149,796**	158,663

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET (continued)

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Balance at the beginning of the period	**(1,566,129)**	(1,951,419)
Reversal/ (Additions)	**(59,159)**	32,991
Write-offs	**81,754**	204,475
Balance at the end of the period	**(1,543,534)**	(1,713,953)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of June 30, 2024	As of December 31, 2023
	RMB	RMB
	(in thousands)	
– Up to 3 months	**2,862,643**	2,056,388
– 3 months to 1 year	**600,941**	617,635
– over 1 year	**1,834,307**	1,909,612
Accounts receivable	**5,297,891**	4,583,635
Less: allowance for credit losses	**(1,543,534)**	(1,566,129)
Accounts receivable, net	**3,754,357**	3,017,506

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

7. FINANCING RECEIVABLES, NET

Financing receivables, net as of June 30, 2024 and December 31, 2023 consisted of the following:

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Short-term:		
Financing receivables from consolidated Trusts	1,419,859	1,316,432
Financing receivables from micro-loan platforms	158,905	153,809
Total short-term financing receivables	1,578,764	1,470,241
Allowance for credit losses	(118,595)	(122,482)
Total short-term financing receivables, net	1,460,169	1,347,759

These balances represent short-term financing receivables that are personal credit loans to home buyers and tenants, and to other individual borrowers, all of which are due within one year as of June 30, 2024 and December 31, 2023.

Financing Receivables – Allowance for Credit Losses and Credit Quality

Consistent with the adoption of ASC 326 effective January 1, 2020, the allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group's control. Primarily as a result of the uncertainty of macroeconomic and real estate industry in 2024, the management updated the CECL model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses decreased to 7.5% of gross financing receivables (excluding accrued interest) at June 30, 2024 from 8.3% at December 31, 2023, which were mainly attributable to the reduction in loan delinquency as the Group carried out stricter recovery mechanism in 2024.

7. FINANCING RECEIVABLES, NET (continued)

Financing Receivables – Allowance for Credit Losses and Credit Quality (continued)

The activities in the provision for credit losses for the six months ended June 30, 2024 and 2023, respectively, consisted of the following:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Beginning balance	(122,482)	(139,427)
Reversals/ (Provisions)	3,887	(135)
Ending balance	(118,595)	(139,562)

The Group evaluates expected credit losses of financing receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rate in this category is 6.3% as of June 30, 2024.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rate in this category is 47.9% as of June 30, 2024.

Delinquency:

Based on the past due days, the Group separates the contracts into 5 groups including current, 1-29 days past due, 30-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 10.5% and 11.0% as at June 30, 2024 and December 31, 2023, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

7. FINANCING RECEIVABLES, NET (continued)

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

RMB in thousands	1-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90-179 Days Past Due	180 days or greater Past Due	Total Past Due	Current	Total
Property transaction related business								
2019 and before	–	–	–	–	44,437	44,437	–	44,437
2020	–	–	–	–	12,618	12,618	–	12,618
2021	–	–	–	–	46,333	46,333	–	46,333
2022	–	–	–	–	3,740	3,740	–	3,740
2023	5,545	–	–	763	1,027	7,335	1,308,553	1,315,888
Subtotal	5,545	–	–	763	108,155	114,463	1,308,553	1,423,016
Non-property transaction related business								
2019 and before	–	–	–	–	35,868	35,868	–	35,868
2020	–	–	–	–	4,079	4,079	–	4,079
2021	–	–	–	1,600	5,314	6,914	–	6,914
2022	–	–	–	–	364	364	–	364
2023	–	–	–	–	–	–	–	–
Subtotal	–	–	–	1,600	45,625	47,225	–	47,225
December 31, 2023	5,545	–	–	2,363	153,780	161,688	1,308,553	1,470,241
Property transaction related business								
2020 and before	–	–	–	–	56,414	56,414	–	56,414
2021	–	–	–	–	46,272	46,272	–	46,272
2022	–	–	–	–	391	391	–	391
2023	898	–	–	1,811	3,025	5,734	–	5,734
2024	1,622	310	4,271	5,598	–	11,801	1,413,666	1,425,467
Subtotal	2,520	310	4,271	7,409	106,102	120,612	1,413,666	1,534,278
Non-property transaction related business								
2020 and before	–	–	–	–	38,118	38,118	–	38,118
2021	–	–	–	–	6,036	6,036	–	6,036
2022	–	–	–	–	332	332	–	332
2023	–	–	–	–	–	–	–	–
2024	–	–	–	–	–	–	–	–
Subtotal	–	–	–	–	44,486	44,486	–	44,486
June 30, 2024	2,520	310	4,271	7,409	150,588	165,098	1,413,666	1,578,764

8. PROPERTY, PLANT AND EQUIPMENT, NET

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Office building	695,111	689,703
Vehicles	23,056	22,085
Computer equipment	1,113,298	1,046,672
Furniture and office equipment	383,367	373,893
Leasehold improvement	3,088,503	2,717,396
Construction in progress	166,638	293,928
Total	**5,469,973**	5,143,677
Less: accumulated depreciation	**(3,385,093)**	(3,159,307)
Less: accumulated impairment	**(19,272)**	(19,272)
Net book value	**2,065,608**	1,965,098

Depreciation expenses recognized for the six months ended June 30, 2024 and 2023 amounted to RMB338.9 million and RMB384.8 million, respectively.

9. INTANGIBLE ASSETS, NET

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Software	127,533	115,297
Trademarks and domain names	1,202,145	1,195,161
Non-competition agreements	–	460
Advertising resources	–	2,478,945
License	382,212	349,912
Total	**1,711,890**	4,139,775
Less: accumulated amortization	**(527,844)**	(2,815,803)
Less: accumulated impairment	**(256,513)**	(256,513)
Net book value	**927,533**	1,067,459

Amortization expenses recognized for the six months ended June 30, 2024 and 2023 amounted to RMB194.5 million and RMB309.9 million, respectively.

10. LEASES

(a) The Group as a lessee

The Group has operating leases for sales stores (including brokerage sales stores, transaction closing service centers and home renovation and furnishing service stores), administrative offices, home rental service center and land use rights in China. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of "Right-of-use assets", "Lease liabilities current portion", and "Lease liabilities non-current portion" on consolidated balance sheets, respectively.

The components of lease cost for the six months ended June 30, 2024 and 2023 were listed as follows:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Operating lease cost	**5,805,326**	3,189,838
Short-term lease cost	**24,881**	23,603
Total	**5,830,207**	3,213,441

Supplemental cash flows information related to leases was as follows:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payment from operating leases	**6,443,973**	3,233,009
Right-of-use assets obtained in exchange for lease liabilities:		
Total right-of-use assets obtained in exchange for new operating lease liabilities	**9,028,686**	6,667,276

10. LEASES (continued)

(a) The Group as a lessee (continued)

The components of right-of-use assets obtained in exchange for new operating lease liabilities were as follows:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Right-of-use assets obtained in exchange for lease liabilities:		
Store leases	1,554,959	1,642,265
Administrative office leases	147,859	91,544
Home rental service	7,325,868	4,933,467
Total	**9,028,686**	6,667,276

Supplemental balance sheet information related to leases was as follows：

	As of June 30, 2024	As of December 31, 2023
	RMB	RMB
	(in thousands)	
Operating leases		
Store leases	5,579,668	5,460,840
Administrative office leases	592,714	626,652
Home rental service	13,917,673	11,447,181
Land use rights	397,045	83,242
Total operating lease assets	**20,487,100**	17,617,915
Operating lease liabilities, current	11,632,047	9,368,607
Operating lease liabilities, non-current	8,136,397	8,327,113
Total operating lease liabilities	**19,768,444**	17,695,720

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

10. LEASES (continued)

(a) The Group as a lessee (continued)

	As of June 30,	
	2024	2023
Weighted-average remaining lease term (in years)		
Operating leases	**2.29**	2.70
Land use right	**40.18**	43.68
Weighted-average discount rate		
Operating leases	**4.03%**	4.40%
Land use right	**3.97%**	4.71%

Maturities of lease liabilities were as follows:

	As of June 30, 2024 RMB (in thousands)
Remainder of 2024	**6,642,671**
2025	**8,577,458**
2026	**2,820,672**
2027	**1,097,600**
2028	**570,641**
2029	**281,600**
Thereafter	**584,843**
Total undiscounted lease payments	**20,575,485**
Less: imputed interest	**(807,041)**
Total lease liabilities	**19,768,444**

The Group's lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group's lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

10. LEASES (continued)

(b) The Group as a lessor

The Group generates revenues from rental property management services as a lessor. Lease income recognized for the six months ended June 30, 2024 and 2023 were as follows, which are included in the home rental services line item in Unaudited Interim Condensed Consolidated Financial Information of Comprehensive Income:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Operating lease income	5,281,738	1,940,998
Total lease income	**5,281,738**	1,940,998

Maturities of undiscounted lease payments to be received were as follows:

	As of June 30, 2024
	RMB (in thousands)
Remainder of 2024	5,149,493
2025	3,079,349
2026	291,408
2027	30,116
2028	11,277
2029	9,059
Thereafter	25,719
Total undiscounted lease payments	**8,596,421**

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

11. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Investments in equity method investees	346,815	436,344
Investments accounted for at fair values	665,070	660,112
Equity investments without readily determinable fair value using the NAV practical expedient	60,686	86,240
Equity investments without readily determinable fair value using the measurement alternative	29,649	43,746
Long-term time deposits	16,173,709	15,352,785
Held-to-maturity debt investments	–	1,729,602
Available-for-sale debt investments	4,856,936	5,262,159
Total long-term investments	**22,132,865**	23,570,988

Investments in equity method investees

The Group applies the equity method of accounting to account for its equity investments in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

	Amounts RMB (in thousands)
Balance at December 31, 2022	**370,985**
Investments made	58,594
Income (loss) from investment	14,475
Disposal of investment	(15,201)
Dividend received	(12,867)
Balance at June 30, 2023	**415,986**
Balance at December 31, 2023	**436,344**
Investments made	**29,460**
Income (loss) from investment	**(3,735)**
Disposal of investment	**(99,427)**
Dividend received	**(15,827)**
Balance at June 30, 2024	**346,815**

11. LONG-TERM INVESTMENTS, NET (continued)

Investments accounted for at fair value

Investments accounted for at fair value include (i) marketable equity securities, which are publicly traded stocks or funds measured at fair value, (ii) unlisted equity securities or debt securities and long-term loan receivables which use unobservable inputs to measure the fair value on recurring basis, and (iii) investments in wealth management products with maturity date in over one year, which are financial instruments with variable interest rates or principal not-guaranteed with certain financial institutions and are measured at fair value in accordance with ASC 825.

The following table shows the carrying amount and fair value of investments accounted for at fair value:

	Cost basis	Gross unrealized gains	Gross unrealized losses	Exchange adjustments	Fair value
	RMB	RMB	RMB	RMB	RMB
			(in thousands)		
Marketable securities (i)	96,848	–	(69,035)	4,932	32,745
Unlisted equity securities and loan receivables measured at fair value (ii)	238,015	778	(161,126)	–	77,667
Wealth management product (iii)	537,500	12,200	–	–	549,700
Balance at December 31, 2023	872,363	12,978	(230,161)	4,932	660,112
Marketable securities (i)	**96,848**	**–**	**(56,818)**	**4,980**	**45,010**
Unlisted equity securities and loan receivables measured at fair value (ii)	**233,088**	**–**	**(170,628)**	**–**	**62,460**
Wealth management product (iii)	**537,500**	**20,100**	**–**	**–**	**557,600**
Balance at June 30, 2024	**867,436**	**20,100**	**(227,446)**	**4,980**	**665,070**

11. LONG-TERM INVESTMENTS, NET (continued)

Investments accounted for at fair value (continued)

(i)   Marketable securities

Marketable securities represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence. The marketable securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

(ii)   Unlisted equity securities and loan receivables measured at fair value

Investment in IFM Investments Limited ("IFM")

In October 2017, the Group purchased 10% ownership in IFM, a company focusing on real estate agency business in the PRC, through subscription of 308,084,916 convertible redeemable preferred shares newly issued by IFM at an aggregated subscription price of RMB60 million. Concurrent with the preferred share investment, the Group entered into a convertible note purchase agreement on August 14, 2017 to purchase convertible notes issued by IFM in the principal amount of US$ equivalent of RMB40 million with maturity period of 30 months and interest rate per annum of 12%. The convertible notes were convertible into IFM's preferred shares at a discounted price. The Group elected the fair value option to measure the preferred share investments and the entire convertible note with the assistance of an independent valuation firm.

In 2019, the Group launched a number of incentive programs to incentivize real estate brokerage firms to join the Group's platform. IFM is one of the leading firms in the real estate agency business industry. In May 2019, to incentivize IFM to join the Group's platform, the Group made additional investment of RMB308 million to acquire certain percentage of IFM's preferred and ordinary shares, converted the convertible note into preferred shares and provided RMB130 million loan to IFM's controlling shareholder, which is secured by 17.5% ownership of IFM. Total consideration of the additional investment in IFM and the loan to IFM's controlling shareholder was RMB438 million. The fair value of the additional investment in IFM and the loan to IFM's controlling shareholder was RMB120.1 million on the transaction date. The difference of RMB317.9 million between the consideration paid and the fair value received was considered and recognized as deemed marketing expenses.

As the investment in IFM is not in-substance common stock, it does not qualify for equity method accounting, and according to ASC 321, the Group elected to account for this investment at fair value with realized or unrealized gains and losses recorded in the unaudited interim condensed consolidated financial information of comprehensive income.

As of June 30 2024, the Group held 37.6% in IFM and accounted for the investment in IFM at fair value amounting to RMB52.5 million, and loan to IFM's controlling shareholder at fair value amounting to RMB1.0 million, respectively. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

Other than the equity investment in IFM, the investment in unlisted equity securities was mainly equity investment in one private company focusing on home renovation business in the PRC.

(iii)   Wealth management products

As part of the Group's cash management program, the Group invested in certain wealth management products with variable interest rates and principal not guaranteed issued by financial institutions in the PRC. These wealth management products were with maturity of over one year, or can be redeemed through advance notice and the Group intended to hold the investments over one year, thus were classified as long-term investments.

11. LONG-TERM INVESTMENTS, NET (continued)

Equity investments without readily determinable fair value using the NAV practical expedient

Equity investments without readily determinable fair values include investments in private equity funds accounted for under NAV practical expedient and investments in private companies accounted for under measurement alternative.

Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. As of June 30, 2024 and December 31, 2023, the carrying amount of the Group's investment in private equity fund was approximately RMB60.7 million and RMB86.2 million, respectively. During the six months ended June 30, 2024 and 2023, fair value changes recognized for this equity investment were RMB (25.6) million and RMB10.5 million, respectively. Investments in the private equity fund is subject to a lock-up period of 8 years from September 2018 which restricts investor from withdrawing from the fund during the investment period.

Equity investments without readily determinable fair value using the measurement alternative

As of June 30, 2024 and December 31, 2023, investments accounted for under measurement alternative were RMB29.6 million and RMB43.7 million, respectively. There was no upward adjustment identified by the management for the six months ended June 30, 2024 and 2023.

The total carrying value of investment in private companies accounted for under measurement alternative held as of June 30, 2024 and December 31, 2023 were as follows:

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Initial cost basis	826,770	839,296
Cumulated unrealized losses (including impairment)	(797,121)	(795,550)
Total carrying value	**29,649**	43,746

During the six months ended June 30, 2024, RMB8.0 million impairment was recorded for investments in private companies accounted for under measurement alternative. The impairment was recorded in "Impairment loss for equity investments accounted for using measurement alternative" in the Group's unaudited interim condensed consolidated financial information of comprehensive income. Also, the Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 3 of fair value measurements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

11. LONG-TERM INVESTMENTS, NET (continued)

Long-term time deposits

The Group's long-term time deposits are time deposits placed with banks with original maturities more than one year and those matured date within one year will be reclassified to short-term investments. As of June 30, 2024, deposits were denominated in RMB amounting to approximately RMB16.2 billion, among which RMB2.3 billion, RMB5.3 billion, RMB8.5 billion will be matured in 2025, 2026 and 2027, respectively.

Available-for-sale debt investments

The Group's available-for-sale debt investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer's option, which have no contractual maturity date. As of June 30, 2024, RMB4.9 billion available-for-sale debt investments were held by the Company. Available-for-sale debt investments as of June 30, 2024 are shown as below:

| | As of June 30, 2024 | | | |
| | Cost or Amortized cost RMB | Gross unrealized gains RMB | Gross unrealized losses RMB | Fair value RMB |
			(in thousands)	
Available-for-sale debt investments	5,109,360	–	(252,424)	4,856,936

All available-for-sale investments present above are currently in unrealized loss position.

The following table summarizes the estimated fair value of available-for-sale debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

| | As of June 30, 2024 RMB | As of December 31, 2023 RMB |
	(in thousands)	
Due in 1 year through 5 years	4,856,936	5,262,159
Total	**4,856,936**	5,262,159

12. GOODWILL

For the six months ended June 30, 2024, the changes in the carrying value of goodwill by segment are as follows:

	Existing home transaction services RMB	New home transaction services RMB	Home renovation and furnishing RMB	Total RMB
			(in thousands)	
Balance as of December 31, 2023	555,208	1,093,794	3,207,805	4,856,807
New additions (i)	**37,628**	**–**	**–**	**37,628**
Disposal	**(10,276)**	**–**	**–**	**(10,276)**
Impairment provided (ii)	**(7,121)**	**(29,276)**	**–**	**(36,397)**
Balance as of June 30, 2024	**575,439**	**1,064,518**	**3,207,805**	**4,847,762**

(i)   During the six month ended June 30, 2024, the Group acquired one local real estate agency company which primarily engaged in existing home transaction services in Guangdong Province.

(ii)   During the six months ended June 30, 2024, actual performance of certain reporting units did not meet prior forecast due to unfavorable local market conditions. Accordingly, the Group performed quantitative impairment testing on these reporting units and recognized goodwill impairment loss of RMB36.4 million, including RMB7.1 million related to reporting units within the existing home transaction services segment and RMB29.3 million related to reporting units within the new home transaction services segment.

As of June 30, 2024, and December 31, 2023, the original gross amounts of goodwill were RMB6,506.2 million and RMB6,478.8 million, respectively, and accumulated impairment losses were RMB1,658.4 million and RMB1,622.0 million, respectively.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

13. BORROWINGS

	As of June 30, 2024 RMB (in thousands)	As of December 31, 2023 RMB
Short-term borrowings	445,530	290,450
Total	**445,530**	290,450

As of June 30, 2024 and December 31, 2023, the contractual maturities of the borrowings are all within one year.

During the six months period ended June 30, 2024, the Group entered into new borrowing arrangements of RMB606.0 million which were scheduled to be paid off within one year with interest rates ranging from 1.65% to 3.00%.

During the six months period ended June 30, 2024, the Group repaid RMB451.2 million of short-term borrowing.

14. ACCOUNTS PAYABLE

	As of June 30, 2024 RMB (in thousands)	As of December 31, 2023 RMB
Payable related to new home transaction business	4,367,295	4,081,051
Payable for home renovation materials and construction costs	1,517,637	1,375,333
Payable for advertising fees	234,941	305,108
Payable for internet service fees	229,330	166,085
Payable for leasehold improvements	119,950	92,924
Others	215,553	308,015
Total	**6,684,706**	6,328,516

14. ACCOUNTS PAYABLE (continued)

An ageing analysis of the trade payable as at June 30, 2024 and December 31, 2023, based on the invoice date, is as follow:

	As of June 30, 2024 RMB (in thousands)	As of December 31, 2023 RMB
– Up to 3 months	6,087,605	5,980,363
– 3 months to 1 year	461,952	221,018
– Over 1 year	135,149	127,135
Total	**6,684,706**	6,328,516

15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of June 30, 2024 RMB (in thousands)	As of December 31, 2023 RMB
Deposit related to new home transaction services	1,264,839	1,388,784
Deposit related to home renovation and furnishing services	1,239,159	961,966
Deposit related to home rental services	1,163,885	832,877
Deposit related to franchise services	1,038,819	1,014,348
Other tax payables	305,000	335,395
Accrued operating expenses	275,943	291,914
Payable related to escrow accounts services (i)	121,059	153,670
Payable related to employees' exercise of share-based awards	70,297	55,783
Deferred guarantee revenue	23,458	25,671
Others	684,101	635,540
Total	**6,186,560**	5,695,948

(i)   Payable related to escrow accounts services refers to escrow payments such as deposits, down payments and other payments collected from the property buyers on behalf of and payable to the property sellers. The escrow payments will be paid to property sellers according to the payment schedule of the property purchase agreement agreed by both parties.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

16.   OTHER INCOME, NET

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Investment income, net	**388,939**	278,760
Government grants	**481,600**	354,149
Net gain (loss) on disposal of property, equipment and intangible assets	**202**	(532)
Others	**30,869**	94,906
Total	**901,610**	727,283

17.   INTEREST INCOME, NET

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Interest income	**680,861**	615,713
Interest expense	**(7,136)**	(9,845)
Bank charges	**(6,734)**	(4,211)
Others	**(738)**	569
Total	**666,253**	602,226

18.   TAXATION

For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

As the year progresses, the Group refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

18. TAXATION (continued)

The components of income (loss) before tax for the six months ended June 30, 2024 and 2023, are as follows:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Income (loss) before income tax expense		
Income from China operations	**4,969,234**	6,935,014
Loss from non-China operations	**(1,380,919)**	(1,484,241)
Total income before income tax expense	**3,588,315**	5,450,773

The following table summarizes the Group' income tax expenses and effective tax rates for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands, except for tax rate)	
Income before income tax expense	**3,588,315**	5,450,773
Income tax expense	**1,255,789**	1,401,522
Effective tax rate	**35.0%**	25.7%

During the six months ended June 30, 2024, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

19. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Group were as follows:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Included in:		
Cost of revenues	**249,834**	226,566
Sales and marketing expenses	**90,761**	77,481
General and administrative expenses	**1,090,910**	1,188,897
Research and development expenses	**92,926**	90,038
Total	**1,524,431**	1,582,982
Share-based compensation related to share options (a)	**304,823**	405,382
Share-based compensation related to restricted share units (b)	**536,049**	368,751
Share-based compensation related to restricted shares (c)	**683,559**	808,849
Total	**1,524,431**	1,582,982

There was no income tax benefit recognized in the unaudited interim condensed consolidated financial information of comprehensive income for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the six months ended June 30, 2024 and 2023.

(a)   Share-based compensations related to share options

2018 Share Option Plan

On August 20, 2018, the Group adopted the "Pre-IPO Share Option Scheme" (the "2018 Share Option Plan"), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A ordinary shares of the Group on December 28, 2018. Share options granted under 2018 Share Option Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over continuous service period of one to five years.

19. SHARE-BASED COMPENSATION (continued)

(a) Share-based compensations related to share options (continued)

2018 Share Option Plan (continued)

Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Group.

During the six months ended June 30, 2024, no share option was granted under 2018 Share Option Plan.

The following table summarizes activities of the Group's share options under 2018 Share Option Plan:

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual life
		US$	In Years
Outstanding as of December 31, 2022	59,822,418	0.00002	7.30
Exercised	(9,759,699)	0.00002	
Forfeited or Cancelled	(1,779,216)	0.00002	
Outstanding as of June 30, 2023	48,283,503	0.00002	6.90
Outstanding as of December 31, 2023	**40,349,583**	**0.00002**	**6.39**
Exercised	**(8,764,122)**	**0.00002**	
Forfeited or Cancelled	**(236,862)**	**0.00002**	
Outstanding as of June 30, 2024	**31,348,599**	**0.00002**	**5.98**

The total share-based compensation expenses recognized for share options during the six months ended June 30, 2024 and 2023 was RMB304.8 million and RMB405.4 million.

As of June 30, 2024, there was RMB395.9 million of unrecognized compensation expense related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 1.1 years and may be adjusted for future changes in forfeitures.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

19. SHARE-BASED COMPENSATION (continued)

(b) Share-based compensations related to restricted share units

2020 Share Incentive Plan

In July 2020, the Group adopted a 2020 Global Share Incentive Plan (the "2020 Share Incentive Plan"), pursuant to which the maximum number of shares of the Group available for issuance pursuant to all awards under the 2020 Share Incentive Plan (the "Award Pool") shall initially be 80,000,000 shares, plus an annual increase on the first day of each fiscal year of the Group during the ten-year term of this plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by the Board. The size of the Award Pool to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

In April 2022, the Group adopted the amended 2020 Global Share Incentive Plan (the "Amended 2020 Share Incentive Plan"), under which the maximum aggregate number of Class A ordinary shares, per value of US$0.00002 each, may be issued pursuant to all awards under the Amended 2020 Plan is 253,246,913 upon the Listing.

Pursuant to the Amended 2020 Share Incentive Plan, 8,155,782 restricted share units have been granted to employees of the Group during the six months ended June 30, 2024, which are generally scheduled to be vested over continuous service period of one to five years.

The following table summarizes activities of the Group's restricted share units under 2020 Share Incentive Plan:

	Number of RSU outstanding	Weighted average grant-date fair value
		US$
Outstanding as of December 31, 2022	41,502,498	6.08
Granted	37,712,316	6.28
Vested	(5,250,762)	5.99
Forfeited or Cancelled	(1,276,029)	6.45
Outstanding as of June 30, 2023	72,688,023	6.19
Outstanding as of December 31, 2023	**79,962,072**	**6.07**
Granted	**8,155,782**	**5.00**
Vested	**(21,943,941)**	**5.88**
Forfeited or Cancelled	**(831,960)**	**5.94**
Outstanding as of June 30, 2024	**65,341,953**	**6.00**

19. SHARE-BASED COMPENSATION (continued)

(b) Share-based compensations related to restricted share units (continued)

2020 Share Incentive Plan (continued)

The total share-based compensation expenses recognized for restricted share units during the six months ended June 30, 2024 and 2023 was RMB536.0 million and RMB368.8 million.

As of June 30, 2024, there was RMB2,015.0 million of unrecognized compensation expense related to restricted share units granted to the Group's employees, which are expected to be recognized over a weighted-average period of 2.4 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted share units during the six months ended June 30, 2024 and 2023 was RMB865.4 million and RMB205.6 million.

(c) Share-based compensations related to restricted shares

2022 Share Incentive Plan

In May 2022, the Group adopted a 2022 Global Share Incentive Plan (the "2022 Share Incentive Plan"), pursuant to which the maximum number of shares of the Group available for issuance pursuant to all awards under the 2022 Share Incentive Plan (the "Award Pool") shall be 125,692,439.

Pursuant to the 2022 Share Incentive Plan, 71,824,250 and 53,868,189 restricted Class A ordinary shares have been issued to Mr. PENG Yongdong, chairman and chief executive officer of the Group, and Mr. SHAN Yigang, an executive director of the Group, on May 5, 2022. Such restricted shares are not transferable and may not be sold, pledged or otherwise disposed of and are not entitled to receive dividends paid. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the compensation committee of the Board. The restricted shares are granted in two agreements and the vesting schedule according to each restricted share agreement is as below:

— 50% of the restrictions on transfer and dividend rights of the restricted shares are removed on the first and second anniversary of the stated vesting commencement date respectively;

— One-third of the restrictions on transfer and dividend rights of the restricted shares are removed on the third, fourth and fifth anniversary of the stated vesting commencement date respectively.

19. SHARE-BASED COMPENSATION (continued)

(c) Share-based compensations related to restricted shares (continued)

2022 Share Incentive Plan (continued)

In May 2023, the Compensation Committee approved the removal of restrictions on transfer and dividend rights on 16,416,972 class A ordinary shares held by Mr. Peng Yongdong and 12,312,729 class A ordinary shares held by Mr. Shan Yigang. In September 2023, the previous resolution for removing the restrictions on the restricted shares was void by the Compensation Committee after a discussion with Mr. Peng Yongdong and Mr. Shan Yigang. As a result, the transfer and dividend rights on the 16,416,972 class A ordinary shares held by Mr. Peng Yongdong and 12,312,729 class A ordinary shares held by Mr. Shan Yigang were subjected to restriction.

In May 2024, the transfer and dividend rights restrictions of 16,416,971 and 12,312,729 restricted shares granted to Mr. Peng Yongdong and Mr. Shan Yigang shall be removed according to the 2022 Global Share Incentive Plan. However, Mr. Peng Yongdong and Mr. Shan Yigang voluntarily extend the transfer and dividend rights restrictions of these restricted shares to the third anniversary of the stated vesting commencement date.

The extension of restriction on the restricted shares met the definition of a modification under ASC 718, with no incremental share-based compensation expense incurred and the restricted shares have been vested under the original vesting conditions.

Shengdu Acquisition

According to the amended acquisition agreement signed between the Group, Shengdu and Shengdu's original shareholders, the Group issued 44,315,854 restricted Class A ordinary shares to the Shengdu's original shareholders to acquired Shengdu's 51% equity interest on April 20, 2022. Such restricted shares are restricted from the transfer, sale, pledge or any other form of disposal. 30%, 30% and 40% of the restrictions on the restricted shares are removed on the first, second and third anniversary of the stated vesting commencement date respectively.

19. SHARE-BASED COMPENSATION (continued)

(c) Share-based compensations related to restricted shares (continued)

Shengdu Acquisition (continued)

The following table summarizes activities of the Group's restricted share under 2022 Share Incentive Plan and Shengdu Acquisition:

	Number of restricted shares outstanding	Weighted average grant-date fair value
		US$
Outstanding as of December 31, 2022	170,008,293	4.38
Vested	(42,022,105)	4.38
Outstanding as of June 30, 2023	127,986,188	4.38
Outstanding as of December 31, 2023	**156,715,889**	**4.39**
Vested	**(13,297,108)**	**4.29**
Outstanding as of June 30, 2024	**143,418,781**	**4.40**

The total share-based compensation expenses recognized for restricted shares during the six months ended June 30, 2024 and 2023 was RMB683.6 million and RMB808.8 million.

As of June 30, 2024, there was RMB1,448.6 million of unrecognized compensation expense related to restricted shares granted to the Group's employees, which are expected to be recognized over a weighted-average period of 2.5 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted shares for the six months ended June 30, 2024 and 2023 was RMB365.1 million and RMB1,197.0 million.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

20. ORDINARY SHARES

The Company has 25,000,000,000 ordinary shares authorized at a par value of US$0.00002, comprising of 24,114,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights.

Class B ordinary shares shall only be held by Mr. Yongdong Peng and Mr. Yigang Shan (each of whom, a "Co-Founder") or a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, as defined in the currently effective memorandum and articles of association. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (i) the holder of such Class B ordinary shares dies, ceases to be a director or a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, or is deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his or her duties as a director or no longer meet the requirements of a director as set out in the Hong Kong Listing Rules; (ii) the transfer to another person of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share other than (a) the grant of any lien, pledge, charge or other encumbrance over such share which does not result in the transfer of the legal title or beneficial ownership of, or the voting rights attached to, such share, until the same is transferred upon the enforcement of such lien, pledge, charge or other encumbrance and (b) a transfer of the legal title to such share by a Co-Founder to a Director Holding Vehicle wholly-owned and wholly-controlled by him, or by a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder to the Co-Founder holding and controlling it or another Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder; and (iii) a Director Holding Vehicle holding such Class B ordinary shares no longer complies with the principle that the weighted voting rights attached to a beneficiary's shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any person other than the Co-Founders or Co-Founder affiliates, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than the Co-Founders or Co-Founder Affiliates, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company.

20. ORDINARY SHARES (continued)

Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of the company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company.

In May 2022, the Board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its ADSs and/or Class A ordinary shares in the open market at prevailing market prices, through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, over a 12-month period, subject to obtaining general mandate from shareholders. On August 12, 2022, general mandate was obtained from the shareholders during Annual General Meeting ("AGM").

On June 15, 2023, the Annual General Meeting approved to grant the board of directors a general unconditional mandate to purchase the Company's own shares which covers the repurchases under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. On August 31, 2023, the Board of directors approved modifications to the existing share repurchase program, pursuant to which the repurchase authorization has been increased from US$1 billion of its Class A ordinary shares and/or ADSs to US$2 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2024.

During the six months period ended June 30, 2024, the Company repurchased 80,986,680 Class A ordinary shares from the open market with an aggregate purchase price of RMB2,701.2 million (US$380.0 million). The repurchased shares were recorded in the treasury stock account before cancellation. During the six months period ended June 30, 2024, the Company cancelled 95,751,456 Class A ordinary shares. Concurrent with the share cancellation, a total of 3,853,868 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio during the six months period ended June 30, 2024, of which Mr. Yongdong Peng, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 2,687,711 Class B ordinary shares and Mr. Yigang Shan, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 1,166,157 Class B ordinary shares.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

21. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on recurring basis as of June 30, 2024 and December 31, 2023:

		Fair value measurement at reporting date using		
	June 30, 2024 RMB	Quoted prices in active markets for identical assets (Level 1) RMB (in thousands)	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
Assets				
Fair value disclosure				
Short-term investments				
Short-term time deposits	18,789,272	–	18,789,272	–
Held-to-maturity debt investments	3,671,527	–	3,671,527	–
Long-term investments				
Long-term time deposits	16,173,709	–	16,173,709	–
Fair value measurements on a recurring basis				
Short-term investments				
Wealth management products	19,237,008	–	18,209,613	1,027,395
Available-for-sale debt investments	461,412	–	461,412	–
Long-term investments				
Equity investments without readily determinable fair value using NAV practical expedient (i)	60,686	–	–	–
Investments accounted for at fair value				
Listed equity securities	45,010	45,010	–	–
Unlisted equity securities	61,477	–	–	61,477
Wealth management products	557,600	–	520,100	37,500
Loan receivables under fair value option	983	–	–	983
Available-for-sale debt investments	4,856,936	–	4,856,936	–
Total	**63,915,620**	**45,010**	**62,682,569**	**1,127,355**

21. FAIR VALUE MEASUREMENT (continued)

		Fair value measurement at reporting date using		
	December 31, 2023 RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
				(in thousands)
Assets				
Fair value disclosure				
Short-term investments				
Short-term time deposits	7,690,166	–	7,690,166	–
Held-to-maturity debt investments	144,133	–	144,133	–
Long-term investments				
Long-term time deposits	15,352,785	–	15,352,785	–
Held-to-maturity debt investments	1,701,240	–	1,701,240	–
Fair value measurements on a recurring basis				
Short-term investments				
Wealth management products	26,415,902	–	24,000,694	2,415,208
Long-term investments				
Equity investments without readily determinable fair value using NAV practical expedient (i)	86,240	–	–	–
Investments accounted for at fair value				
Listed equity securities	32,745	32,745	–	–
Unlisted equity securities	76,592	–	–	76,592
Wealth management products	549,700	–	512,200	37,500
Loan receivables under fair value option	1,075	–	–	1,075
Available-for-sale debt investments	5,262,159	–	5,262,159	–
Total	57,312,737	32,745	54,663,377	2,530,375

(i)   Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets.

21. FAIR VALUE MEASUREMENT (continued)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Short-term wealth management:

	For the Six Months Ended June 30, 2024 RMB (in thousands)
Fair value of short-term investments as of December 31, 2023	2,415,208
Change in fair value (i)	40,354
Exchange adjustment	10,536
Disposal	(1,438,703)
Fair value of short-term investments as of June 30, 2024	1,027,395

(i) Recognized as "Fair value changes in investments, net" on the unaudited interim condensed consolidated financial information of comprehensive income.

Unlisted equity securities:

	For the Six Months Ended June 30, 2024 RMB (in thousands)
Fair value of unlisted equity security as of December 31, 2023	76,592
Investment made	100
Change in fair value (i)	(10,179)
Disposal	(5,036)
Fair value of unlisted equity security as of June 30, 2024	61,477

(i) Recognized as "Fair value changes in investments, net" on the unaudited interim condensed consolidated financial information of comprehensive income.

21. FAIR VALUE MEASUREMENT (continued)

Long-term wealth management products:

	Amounts RMB (in thousands)
Fair value of long-term wealth management products as of December 31, 2023	37,500
Change in fair value (i)	–
Fair value of long-term wealth management products as of June 30, 2024	**37,500**

(i)   Recognized as "Fair value changes in investments, net" on the unaudited interim condensed consolidated financial information of comprehensive income.

Loan receivables under fair value option:

	Amounts RMB (in thousands)
Fair value of long-term wealth management products as of December 31, 2023	1,075
Change in fair value (i)	(92)
Fair value of long-term wealth management products as of June 30, 2024	**983**

(i)   Recognized as "Fair value changes in investments, net" on the unaudited interim condensed consolidated financial information of comprehensive income.

21. FAIR VALUE MEASUREMENT (continued)

Assets Measured at Fair Value on a Recurring Basis

Investments without readily determinable fair value

The Group measures equity method investments at fair value on a non-recurring basis only if an impairment charge is recognized.

For those equity investments without readily determinable fair value and accounted for other than under the equity method, the Group measures them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a "reasonable effort" to identify price changes that are known or that can reasonably be known.

As of June 30, 2024 and December 31, 2023, certain investments were assessed for impairment by considering factors, including but not limited to, the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies. These investments were measured using unobservable inputs (Level 3) and written down from their respective carrying values to fair value, with impairment charges incurred and recorded in consolidated statements of comprehensive income for the years then ended.

Non-financial assets

The Group's non-financial assets, such as intangible assets, goodwill and property, plant and equipment, would be measured at fair value only if they were determined to be impaired.

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment loss for those assets were recognized based on the impairment test using discounted cash flow method. There was no impairment recognized on the intangible assets and long-lived assets (other than goodwill) based on management's assessment, for the six months ended June 30, 2024 and 2023.

The Group has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing the quantitative impairment test at reporting unit level, the Group considers a number of factors including but not limited to expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry. The impairment recognized on goodwill based on management's assessment amount to RMB36.4 million and RMB32.8 million for the six months ended June 30, 2024 and 2023, respectively. The fair value of reporting units was determined using Level 3 inputs.

22. SEGMENT INFORMATION

(a) Description of segments

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group's operating segments are based on this organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results.

Due to the increased scale and business importance of the Group's home rental services, the Group separately report home rental services from the first quarter of 2024 onwards, which is also in accordance with the way report to the Group's chief operating decision maker. Prior period results have been recast to conform to this updated presentation for the current period.

Subsequent to the change, the Group operates its businesses in five segments: existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The following summary describes the operations in each of the Group's reportable segment:

(1) Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on *Beike* platform who provide agency services in existing home market; and iii) Other transaction services, such as transaction closing service through the Group's transaction center.

(2) New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to marketing services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

22. SEGMENT INFORMATION (continued)

(a) Description of segments (continued)

(3) Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4) Home rental services: The home rental business provides rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services.

(5) Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

The Group defines contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services, property leasing costs related to rental property management service and direct costs for home renovation and furnishing. We define contribution margin as a percentage of contribution bearing to revenue.

Commission and compensation costs in existing home transaction services business are mainly to those who are the Group's employees or contractors. Commissions and compensation costs in new home transaction services business are mainly to brokerage firms who sign channel marketing services agreements with the Group. Commission and compensation costs in home renovation and furnishing business are mainly to renovation workers who are the Group's employees or contractors. Material costs in home renovation and furnishing market are mainly to suppliers according to corresponding contracts. Property leasing costs related to rental property management service are mainly to property owners according to corresponding lease contracts.

22. SEGMENT INFORMATION (continued)

(b) Segments data

The following tables present summary information by segment, with prior period segment information retrospectively recast to conform to current period presentation:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Net revenues:		
Existing home transaction services	13,061,919	15,597,087
New home transaction services	12,850,320	17,099,714
Home renovation and furnishing services	6,449,072	4,032,830
Home rental services	5,812,743	2,100,888
Emerging and other services	1,573,690	931,482
Total	**39,747,744**	39,762,001
Material costs, property leasing costs, commission and compensation costs:		
Existing home transaction services	(7,032,712)	(8,169,959)
New home transaction services	(9,768,943)	(12,462,059)
Home renovation and furnishing services	(4,448,069)	(2,825,059)
Home rental services	(5,481,822)	(2,248,885)
Emerging and other services	(121,480)	(92,317)
Total	**(26,853,026)**	(25,798,279)
Contribution/ (Deficit):		
Existing home transaction services	6,029,207	7,427,128
New home transaction services	3,081,377	4,637,655
Home renovation and furnishing services	2,001,003	1,207,771
Home rental services	330,921	(147,997)
Emerging and other services	1,452,210	839,165
Total	**12,894,718**	13,963,722

As substantially all of the Group's long-lived assets are located in the PRC and substantially all of the Group's revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

23. NET INCOME PER SHARE

Basic net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. Stock options to purchase ordinary shares, restricted shares and restricted share units, unless they were anti-diluted, were included in the calculation of diluted net income per share of the Group.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Six Months Ended June 30,	
	2024	2023
	(RMB in thousands, except for share and per share data)	
Numerator:		
Net income attributable to KE Holdings Inc.	**2,323,835**	4,055,577
Net income attributable to KE Holdings Inc.'s ordinary shareholders	**2,323,835**	4,055,577

	For the Six Months Ended June 30,	
	2024	2023
	(RMB in thousands, except for share and per share data)	
Denominator:		
Denominator for basic net income per share-weighted average ordinary shares outstanding	**3,422,928,331**	3,555,127,466
Adjustments for dilutive share options	**9,049,079**	9,847,120
Adjustments for dilutive restricted shares	**98,366,372**	70,813,423
Adjustments for dilutive restricted share units	**3,215,206**	7,442,825
Denominator for diluted net income per share-weighted average ordinary shares outstanding	**3,533,558,988**	3,643,230,834
Net income per share attributable to ordinary shareholders:		
– Basic	**0.68**	1.14
– Diluted	**0.66**	1.11

24. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the six months ended June 30, 2024 and 2023, other than disclosed elsewhere, the Group had the following material related party transactions.

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries ("Ziroom")	A group which management or operating policies significantly influenced by a director of the Company
Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries ("Yuanjing Mingde")	A group which management or operating policies significantly influenced by a director of the Company
IFM Investments Limited ("IFM")	An affiliate company of the Group
Brokerage firms	Firms that the Group has significant influence in
Tencent	Principal owner of the Group
Suofeiya Shengdu Home (Zhejiang) Co., Ltd. ("Suofeiya Shengdu")	An affiliate company of the Group

24. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties:

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Revenues from related parties		
Commission support services provided to brokerage firms	247,518	338,101
Platform services provided to IFM	45,947	50,660
Online marketing services provided to Ziroom	31,394	35,099
Agency services provided to Ziroom	13,676	21,237
Platform and franchise services provided to brokerage firms	14,866	11,462
Agency services provided to Yuanjing Mingde	1,639	4,050
Others	3,637	2,182
Total	**358,677**	462,791

Commission support services refer to transaction facilitation services provided to brokerage firms.

Platform services refer to the fees the Group charged for using the Group's ACN and SaaS system. Franchise services refer to the fees the Group charges for using the Group's *Deyou* brand.

Online marketing services mainly refer to the technical support, marketing and promotion services provided to the above related parties to promote their own services and products.

Agency services refer to services to facilitate home sales or leases. Marketing services commission was recognised upon the completion of contracts between referred customers and the related parties stated above.

24. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties: (continued)

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Purchase services and goods from related parties		
Referral services from brokerage firms	**279,753**	472,652
Online marketing and technical services from Tencent	**82,151**	52,416
Purchase of home furnishing from Suofeiya Shengdu	**67,328**	13,951
Services from Ziroom	**2,809**	5,687
Rental and property management services from Yuanjing Mingde	**5,140**	4,656
Referral services from IFM	**2,296**	3,005
Others	**3,894**	752
Total	**443,371**	553,119

Referral services provided by related parties mainly refer to customer referrals from related parties.

Online marketing and technical services mainly refer to the cloud, marketing and promotion services provided by Tencent.

Services from Ziroom including referral, cleaning, maintenance, sales and marketing services provided by Ziroom.

Rental and property management services mainly include the office rental from Yuanjing Mingde, which was charged based on fair market price.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

24. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties: (continued)

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Other income		
Interest income from loans provided to IFM	**2,187**	2,533
Interest income from loans provided to others	**804**	1,002
Total	**2,991**	3,535

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Operating lease cost related to lease with related parties		
Operating lease cost related to lease with Yuanjing Mingde	**6,050**	6,017
Operating lease cost related to lease with Ziroom	**–**	72
Operating lease cost related to lease with brokerage firms	**21**	14
Total	**6,071**	6,103

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
	(in thousands)	
Operating lease income from related parties		
Operating lease income from Suofeiya Shengdu	**1,566**	1,428
Total	**1,566**	1,428

24. RELATED PARTY TRANSACTIONS (continued)

(ii) As of June 30, 2024 and December 31, 2023, the Group had the following balances with related parties:

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Amounts due from and prepayments to related parties		
Ziroom	345,789	350,047
IFM	4,228	3,128
Yuanjing Mingde	13,658	7,668
Tencent	6,461	2,542
Brokerage firms	23,880	20,713
Others	22,743	35,172
Total	**416,759**	419,270
Amounts due to related parties		
Tencent	47,360	35,002
Ziroom	36,252	35,282
IFM	34,335	31,299
Yuanjing Mingde	10,317	17,819
Brokerage firms	267,192	302,246
Others	3,017	8,702
Total	**398,473**	430,350

As of June 30, 2024 and December 31, 2023, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

24. RELATED PARTY TRANSACTIONS (continued)

(ii) As of June 30, 2024 and December 31, 2023, the Group had the following balances with related parties: (continued)

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Loan receivables from related parties		
Short-term loans to IFM	15,740	15,000
Short-term loans to others (a)	12,030	13,030
Long-term loans to IFM	19,300	27,000
Total	47,070	55,030

(a) The balance of loans includes loans the Group provided to entities that the Group has significant influence in, net of allowance for credit loss.

As of June 30, 2024, all loan receivables from related parties were non-trade in nature. In relation to the loans provided to the related parties stated above, the Group charged the related parties based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the unaudited interim condensed consolidated financial information of cash flows.

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
	(in thousands)	
Operating Leases		
Store leases from Yuanjing Mingde	65,208	69,391
Administrative office leases from brokerage firms	28	48
Total operating lease assets	65,236	69,439
Operating lease liabilities, current from Yuanjing Mingde	4,626	4,509
Operating lease liabilities, current from brokerage firms	28	41
Operating lease liabilities, non-current from Yuanjing Mingde	68,597	70,940
Operating lease liabilities, non-current from brokerage firms	–	7
Total operating lease liabilities	73,251	75,497

24. RELATED PARTY TRANSACTIONS (continued)

(iii) On September 5, 2022, Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly owned subsidiary of the Company, entered into a donation agreement, or the Donation Agreement, with one of our principal shareholder, or the Donator. According to the Donation Agreement, the Donator agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by the Group, or the Huaqiao Scholarship. The Group agreed to manage the Huaqiao Scholarship on behalf of the Donator by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by the Donator, who is responsible for overseeing the use of the donated fund. As of June 30, 2024, accumulated donation payment of RMB20 million was made by the Donator to a bank account designated by the Group, which has been awarded.

25. COMMITMENTS AND CONTINGENCIES

	As of June 30, 2024 RMB (in thousands)
Operating leases commitments (i)	734,456
Capital commitments (ii)	301,671
Investment commitments (iii)	81,655
Purchase of services	1,818
Total	**1,119,600**

	Amounts RMB (in thousands)
Remainder of 2024	191,755
2025	248,771
2026	257,415
2027	176,338
2028	92,961
Thereafter	152,360
Total	**1,119,600**

(i) Operating leases commitments represent the Group's obligations for leasing premises.

(ii) Capital commitments primarily relate to design and construction of Huaqiao Academy project and Shengdu's headquarter.

(iii) Investment commitments obligations primarily relate to capital contributions obligation under certain arrangements.

25. COMMITMENTS AND CONTINGENCIES (continued)

Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of the unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigations are subject to inherent uncertainties and the Group's view of these matters may change in the future.

26. DIVIDENDS

On March 14, 2024, the Board declared a final cash dividend (the 'Final Cash Dividend') of US$0.117 per ordinary share, or US$0.351 per ADS, payable in U.S. dollars. The aggregate amount of the Final Cash Dividend paid was approximately US$0.4 billion. No dividend was declared by the Company during the six months ended June 30, 2023.

27. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date the unaudited interim condensed consolidated financial information is issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the unaudited interim condensed consolidated financial information other than as discussed below.

During the period from July 1, 2024 to September 13, 2024, the Company repurchased a total of 12,079,721 ADSs (representing 36,239,163 Class A ordinary shares) on the NYSE at an aggregate consideration of approximately US$172.6 million. During the period from July 1, 2024 to September 13, 2024, a total of 3,100,452 ADSs (representing 9,301,356 Class A ordinary shares) have been cancelled. Concurrent with the share cancellation, a total of 373,113 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, of which Mr. Yongdong Peng, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 260,211 Class B ordinary shares and Mr. Yigang Shan, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 112,902 Class B ordinary shares.

On August 12, 2024, the Company's board of directors approved modifications to the existing share repurchase program, pursuant to which, the repurchase authorization being increased from US$2 billion to US$3 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2025.

28. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited interim condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards ("IFRS"). The effects of material differences between the Historical Financial Information of the Group prepared under U.S. GAAP and IFRS are as follows:

Unaudited interim condensed consolidated statements of comprehensive income data

	For the Six Months Ended June 30, 2024						
		IFRS adjustments					
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Revenues								
Home rental services	5,812,743	–	–	(2,162,443)	–	–	–	3,650,300
Cost								
Cost of revenues	(29,108,608)	–	1,185	1,916,559	4,786	–	–	(27,186,078)
Sales and marketing expenses	(3,505,463)	–	–	20,129	(2,561)	–	–	(3,487,895)
General and administrative expenses	(4,098,494)	–	–	12,775	198,479	–	–	(3,887,240)
Research and development expenses	(971,809)	–	–	–	8,650	–	–	(963,159)
Interest income, net	666,253	–	–	(45,928)	–	–	–	620,325
Fair value changes in investments, net	78,288	–	–	–	–	–	(14,826)	63,462
Impairment loss for equity investments accounted for using measurement alternative	(8,049)	–	–	–	–	–	8,049	–
Other income, net	901,610	–	–	820,238	–	–	(6,478)	1,715,370
Income before income tax expense	3,588,315	–	1,185	561,330	209,354	–	(13,255)	4,346,929
Income tax expense	(1,255,789)	–	(209)	(28,850)	–	–	–	(1,284,848)
Net income	2,332,526	–	976	532,480	209,354	–	(13,255)	3,062,081
Net income attributable to KE Holdings Inc.	2,323,835	–	976	532,480	209,354	–	(13,255)	3,053,390
Net income attributable to KE Holdings Inc.'s ordinary shareholders	2,323,835	–	976	532,480	209,354	–	(13,255)	3,053,390

28. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited interim condensed consolidated statements of comprehensive income data (continued)

	For the Six Months Ended June 30, 2023						
		IFRS adjustments					
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Revenues								
Home rental services	2,100,888	–	–	(483,688)	–	–	–	1,617,200
Cost								
Cost of revenues	(28,069,013)	–	(1,021)	427,318	(55,395)	–	–	(27,698,111)
Sales and marketing expenses	(2,943,272)	–	–	16,538	(19,364)	–	–	(2,946,098)
General and administrative expenses	(3,726,483)	–	–	14,741	(231,520)	–	–	(3,943,262)
Research and development expenses	(931,529)	–	–	–	15,734	–	–	(915,795)
Interest income, net	602,226	–	–	(101,757)	–	–	–	500,469
Fair value changes in investments, net	73,006	–	–	–	–	–	(1,201)	71,805
Impairment loss for equity investments accounted for using measurement alternative	(9,313)	–	–	–	–	–	9,265	(48)
Other income, net	727,283	–	–	204,270	–	–	(2,270)	929,283
Income before income tax expense	5,450,773	–	(1,021)	77,422	(290,545)	–	5,794	5,242,423
Income tax expense	(1,401,522)	–	–	(211)	–	–	–	(1,401,733)
Net income	4,049,251	–	(1,021)	77,211	(290,545)	–	5,794	3,840,690
Net income attributable to KE Holdings Inc.	4,055,577	–	(1,021)	77,211	(290,545)	–	5,794	3,847,016
Net income attributable to KE Holdings Inc.'s ordinary shareholders	4,055,577	–	(1,021)	77,211	(290,545)	–	5,794	3,847,016

28. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited interim condensed consolidated balance sheets data

	As of June 30, 2024							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Short-term financing receivables, net of allowance for credit losses	1,460,169	–	353	–	–	–	–	1,460,522
Lease receivables	–	–	–	5,497,046	–	–	–	5,497,046
Right-of-use assets	20,487,100	–	–	(5,023,716)	–	–	–	15,463,384
Long-term investments, net	22,132,865	–	–	–	–	–	7,848	22,140,713
Other non-current assets	1,360,787	–	(6,610)	40,169	–	–	–	1,394,346
Total assets	**122,497,997**	**–**	**(6,257)**	**513,499**	**–**	**–**	**7,848**	**123,013,087**
Accrued expenses and other current liabilities	6,186,560	–	(26,441)	(17,057)	–	–	–	6,143,062
Other Non-current liabilities	2,791	–	–	40,942	–	–	–	43,733
Total liabilities	**51,794,889**	**–**	**(26,441)**	**23,885**	**–**	**–**	**–**	**51,792,333**
Additional paid-in capital	73,059,977	29,811,702	–	–	1,143,877	45,338	–	104,060,894
Accumulated other comprehensive income	397,365	241,343	–	–	–	–	–	638,708
Accumulated deficit	(3,349,081)	(30,053,045)	20,184	489,614	(1,143,877)	(45,338)	7,848	(34,073,695)
Total shareholder's equity	**70,703,108**	**–**	**20,184**	**489,614**	**–**	**–**	**7,848**	**71,220,754**

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

28. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited interim condensed consolidated balance sheets data (continued)

	As of December 31, 2023							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Short-term financing receivables, net of allowance for credit losses	1,347,759	–	2	–	–	–	–	1,347,761
Lease receivables	–	–	–	2,775,570	–	–	–	2,775,570
Right-of-use assets	17,617,915	–	–	(2,928,681)	–	–	–	14,689,234
Long-term investments, net	23,570,988	–	–	–	–	–	21,103	23,592,091
Other non-current assets	1,473,041	–	(6,402)	28,073	–	–	–	1,494,712
Total assets	120,331,931	–	(6,400)	(125,038)	–	–	21,103	120,221,596
Accrued expenses and other current liabilities	5,695,948	–	(25,608)	(82,172)	–	–	–	5,588,168
Total liabilities	48,130,826	–	(25,608)	(82,172)	–	–	–	48,023,046
Additional paid-in capital	77,583,054	29,811,702	–	–	1,353,231	45,338	–	108,793,325
Accumulated other comprehensive income	244,302	241,343	–	–	–	–	–	485,645
Accumulated deficit	(5,672,916)	(30,053,045)	19,208	(42,866)	(1,353,231)	(45,338)	21,103	(37,127,085)
Total shareholders' equity	72,201,105	–	19,208	(42,866)	–	–	21,103	72,198,550

28. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited interim condensed consolidated balance sheets data (continued)

Notes:

(i)   Preferred shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company's control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company's ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instrument consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

(ii)   Provision for credit losses

1)   Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss ("ECL") that results from default events that are possible within 12 months after the reporting date is recorded ("stage 1"). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset ("stage 2"). Once there is objective evidence of impairment ("stage 3"), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2)   Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, *Guarantees* ("ASC 460"), the Group should record both a guaranteed obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

28. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited interim condensed consolidated balance sheets data (continued)

Notes: (continued)

(iii) **Lease accounting**

1) *Lessor accounting for intermediate party in the sublease transactions*

A lease is classified as a finance lease if it meets certain lease classification criteria, such as whether the lease term equals or exceeds 75% of the economic life of the lease asset. Under U.S. GAAP, when classifying a sublease, the asset analyzed under ASC 842 is the underlying asset. Under IFRS, the asset analyzed is the right-of-use asset from the head lease. Therefore, an intermediate lessor evaluates a sublease with reference to the right-of-use asset rather than the leased asset under IFRS 16. Once the sublease is classified as a finance lease, the intermediate party de-recognises the right-of-use asset (to the extent that it is subject to the sublease) and recognises a lease receivable. Accordingly, the reconciliation includes a difference in the lessor accounting for sublease transactions between IFRS 16 and ASC 842.

2) *Lessee accounting*

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the "interest" amount is used to accrete the lease liability and to amortize the right-of-use asset. Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

(iv) **Share-based compensation**

1) *Awards with performance targets met after the service period*

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2) *Attribution – awards with graded-vesting features*

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3) *Accounting for forfeitures of share-based awards*

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won't be allowed, forfeitures must be estimated.

28. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited interim condensed consolidated balance sheets data (continued)

Notes: (continued)

(v) **Issuance costs in relation to the IPO**

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi) **Investments measured at fair value**

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

GENERAL INFORMATION

(1) RESULTS AND DIVIDEND

The Group's results for the six months ended June 30, 2024 and the state of affairs of the Group as of June 30, 2024 are set out in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of comprehensive income, unaudited interim condensed consolidated statements of changes in shareholders' equity, unaudited interim condensed consolidated statements of cash flows and the accompanying notes on pages 19 to 123.

The Board did not recommend the distribution of any interim dividend for the Reporting Period.

(2) PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

As previously announced, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, under which the Company may purchase up to US$2 billion of its Class A ordinary shares and/or ADSs until August 31, 2024 (the "**Existing Share Repurchase Program**"). On August 12, 2024, the Board approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been increased from US$2 billion to US$3 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2025 (the "**Extended Share Repurchase Program**," and together with the Existing Share Repurchase Program, the "**Share Repurchase Program**"). In the annual general meeting (the "**AGM**") held on June 14, 2024, the Shareholders have approved to grant the Board a general unconditional mandate to purchase the Company's own Shares (the "**2024 Share Repurchase Mandate**") which covers the repurchases to be made under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2024 Share Repurchase Mandate, the Company will seek for another general unconditional mandate for repurchase from the Shareholders of the Company at the next AGM to continue its share repurchase under the Extended Share Repurchase Program.

During the Reporting Period, the Company repurchased a total of 26,995,560 ADSs (representing 80,986,680 Class A ordinary shares) on the NYSE at an aggregate consideration of US$380,000,306.80. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period are summarized as follows:

| Month of Repurchase | Number and Method of Repurchased Shares | Price Paid per Share | | Aggregate Consideration (US$) |
		Highest Price Paid (US$)	Lowest Price Paid (US$)	
January 2024	21,969,609 on the NYSE	5.33	4.30	104,535,169.47
March 2024	25,029,735 on the NYSE	4.80	4.22	115,449,467.38
April 2024	24,685,980 on the NYSE	5.25	4.17	110,759,992.05
May 2024	4,385,676 on the NYSE	5.66	4.97	24,256,103.19
June 2024	4,915,680 on the NYSE	5.20	4.86	24,999,574.71
Total	**80,986,680 on the NYSE**			**380,000,306.80**

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its Shareholders as a whole.

A total of 80,986,680 Class A ordinary shares represented by ADSs repurchased during the Reporting Period has been cancelled, including the 9,301,356 Class A ordinary shares represented by ADSs repurchased in May and June 2024 and cancelled in July 2024. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the WVR beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of Shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 3,248,679 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, including (i) 2,265,648 Class B ordinary shares converted by Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), and (ii) 983,031 Class B ordinary shares converted by Mr. Yigang Shan, through a discretionary trust established by him (as the settlor). As a result of the cancellation of the 80,986,680 Class A ordinary shares represented by ADSs repurchased during the Reporting Period and the conversion of 3,248,679 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 77,738,001.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities (including sale of treasury shares (has the meaning ascribed to it under the Listing Rules)) during the Reporting Period.

GENERAL INFORMATION

(3) DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS

As of June 30, 2024, the interests and/or short positions of the Directors and the chief executive of the Company (other than Mr. Yongdong Peng and Mr. Yigang Shan, whose interests in the Shares and underlying Shares of the Company have been disclosed in "General Information – (4) Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below) in the Shares and underlying Shares of the Company and any of its associated corporations and their interests in the debentures of the Company and any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(A) Interest in the Shares and Underlying Shares of the Company

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[6] (%)	Approximate Percentage of Shareholding in the Total Issued Share Capital[7] (%)
Wangang Xu[1]	Beneficial owner	Class A ordinary share	7,177,120	0.20%	0.20%
	Founder of a discretionary trust		13,245,796	0.38%	0.36%
	Interest held by controlled corporations		5,575,188	0.16%	0.15%
Tao Xu[2]	Beneficial owner	Class A ordinary share	1,586,965	0.04%	0.04%
	Interest held by controlled corporations		750,000	0.02%	0.02%
	Founder of a discretionary trust		3,463,035	0.10%	0.09%
Xiaohong Chen[3]	Interest held by controlled corporations	Class A ordinary share	14,844,735	0.42%	0.40%
	Beneficial owner		115,668	0.00%	0.00%
Hansong Zhu[4]	Beneficial owner	Class A ordinary share	37,278	0.00%	0.00%
Jun Wu[5]	Beneficial owner	Class A ordinary share	37,155	0.00%	0.00%

Notes:

(1)   7,177,120 Class A ordinary shares were beneficially owned by Mr. Wangang Xu. 13,245,796 Class A ordinary shares were held by Blossom South Limited. Blossom South Limited is wholly owned by Clear River Limited. 100% equity interest of Clear River Limited is held by Maples Trustee Services (Cayman) Limited as the trustee of a discretionary trust established by Mr. Wangang Xu (as the settlor). Accordingly, Mr. Wangang Xu is deemed to be interested in 13,245,796 Class A ordinary shares directly held by Blossom South Limited by virtue of the SFO. 5,575,188 Class A ordinary shares were held by Myriad Talent Investment Limited, which is wholly owned by Mr. Wangang Xu.

(2)   1,586,965 Class A ordinary shares were beneficially owned by Mr. Tao Xu. 750,000 Class A ordinary shares were held by Great Polaris Holdings Limited, which is wholly owned by Mr. Tao Xu. 3,463,035 Class A ordinary shares were held by Ideal Elect Limited, of which the entire issued share capital is held by a discretionary trust established by Mr. Tao Xu (as the settlor). Accordingly, Mr. Tao Xu is deemed to be interested in 3,463,035 Class A ordinary shares directly held by Ideal Elect Limited by virtue of the SFO.

(3)   5,844,735 Class A ordinary shares and 3,000,000 ADSs (representing 9,000,000 Class A ordinary shares) were held by H Capital through H Capital V, L.P. Ms. Xiaohong Chen is the founding and managing partner of H Capital. 115,668 Class A ordinary shares beneficially owned by Ms. Xiaohong Chen include the share options of 3,655 ADSs (representing 10,965 Class A ordinary shares), RSUs of 10,325 ADSs (representing 30,975 Class A ordinary shares) and 24,576 ADSs (representing 73,728 Class A ordinary shares) directly held by her.

(4)   37,278 Class A ordinary shares beneficially owned by Mr. Hansong Zhu include RSUs of 4,425 ADSs (representing 13,275 Class A ordinary shares) and 8,001 ADSs (representing 24,003 Class A ordinary shares) directly held by him.

(5)   37,155 Class A ordinary shares beneficially owned by Mr. Jun Wu include RSUs of 7,327 ADSs (representing 21,981 Class A ordinary shares) and 5,058 ADSs (representing 15,174 Class A ordinary shares) directly held by him.

(6)   The calculation is based on the total number of 3,529,562,630 Class A ordinary shares issued as of June 30, 2024 (including 124,564,926 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans).

(7)   The calculation is based on the total number of 3,529,562,630 Class A ordinary shares (including 124,564,926 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans) and 147,500,681 Class B ordinary shares issued as of June 30, 2024.

(B)   Interests in the Shares of Associated Corporations

Associated Corporation	Name of Director	Nature of Interest	Approximate Percentage of Shareholding
Beijing Lianjia	Yongdong Peng	Interest held by controlled corporations	3.35%
	Yigang Shan	Beneficial owner	2.45%
		Interest held by controlled corporations	8.82%
	Wangang Xu	Beneficial owner	1.14%
Tianjin Xiaowu	Yigang Shan	Beneficial owner	5.62%
Yiju Taihe	Yigang Shan	Beneficial owner	0.70%
		Interest held by controlled corporations	1.26%
	Wangang Xu	Beneficial owner	0.34%
Beijing Beijia	Yongdong Peng	Beneficial owner	25.00%
	Tao Xu	Beneficial owner	25.00%
Beijing Beihao	Wangang Xu	Beneficial owner	4.17%
Runizhishi	Yongdong Peng	Beneficial owner	50.00%

Save as disclosed above and in the subsection headed "Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below, as of June 30, 2024, none of the Directors or the chief executive of the Company had any interest and/or short position (as applicable) in the Shares or underlying Shares of the Company or any of its associated corporations or any interests in the debentures of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

GENERAL INFORMATION

(4) INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of June 30, 2024, the following persons (other than the Directors and chief executives whose interests have been disclosed above), had the following interests and/or short positions (as applicable) in the Shares and underlying Shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Shareholder	Number of Shares Held or Interested	Nature of Interest	Long Position/ Short Position	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[8] (%)
Class A ordinary shares				
Cantrust[1]	849,601,280	Trustee	Long position	24.07%
Grain Bud[1]	849,601,280	Interest held by controlled corporations	Long position	24.07%
Propitious Global[1]	849,601,280	Beneficial owner	Long position	24.07%
Mrs. Zuo[1]	849,601,280	Others	Long position	24.07%
Baihui Partnership[1]	849,601,280	Interest held by controlled corporations	Long position	24.07%
Ample Platinum Holdings Limited[1]	849,601,280	Interest held by controlled corporations	Long position	24.07%
Yongdong Peng[2]	79,072,649	Founder of a discretionary trust	Long position	2.24%
	849,601,280	Interest held by controlled corporations	Long position	24.07%
Yigang Shan[3]	57,013,159	Founder of a discretionary trust	Long position	1.62%
	849,601,280	Interest held by controlled corporations	Long position	24.07%
Tencent Holdings Limited[4]	410,842,111	Interest held by controlled corporations	Long position	11.64%
Tencent Mobility Limited[4]	245,499,801	Beneficial owner	Long position	6.96%
JPMorgan Chase & Co.[5]	39,746,030	Interest held by controlled corporations	Long position	1.13%
	38,971,897		Short position	1.10%
	28,315,215	Investment manager	Long position	0.80%
	53,550		Short position	0.00%
	7,778,661	Person having a security interest in shares	Long position	0.22%
	291	Trustee	Long position	0.00%
	139,222,224	Approved lending agent	Long position	3.94%

Name of Shareholder	Number of Shares Held or Interested	Nature of Interest	Long Position/ Short Position	Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[8] (%)
Class B ordinary shares				
Yongdong Peng[6]	102,867,876	Founder of a discretionary trust	Long position	69.74%
ARK Trust (Hong Kong) Limited[6]	102,867,876	Interest held by controlled corporations	Long position	69.74%
Data Bliss Limited[6]	102,867,876	Interest held by controlled corporations	Long position	69.74%
Ever Orient International Limited[6]	102,867,876	Beneficial owner	Long position	69.74%
Yigang Shan[7]	44,632,805	Founder of a discretionary trust	Long position	30.26%
Trident Trust Company (HK) Limited[7]	44,632,805	Interest held by controlled corporations	Long position	30.26%
Sapient Rich Holdings Limited[7]	44,632,805	Interest held by controlled corporations	Long position	30.26%
Clover Rich Limited[7]	44,632,805	Beneficial owner	Long position	30.26%

Notes:

(1)   Cantrust, the trustee of Z&Z Trust, in its capacity as trustee held the entire issued share capital of Grain Bud, which in turn owned the entire issued share capital of Propitious Global, which directly held 849,601,280 Class A ordinary shares. Z&Z Trust is a discretionary trust, the beneficiaries of which are immediate family members of Mr. Zuo. Mrs. Zuo controls the disposition right over the Class A ordinary shares beneficially held by the Z&Z Trust. Pursuant to the POA Arrangement, Baihui Partnership was entrusted to exercise the voting powers over the Shares held by Propitious Global. The general partner of Baihui Partnership is Ample Platinum Holdings Limited.

(2)   79,072,649 Class A ordinary shares are directly held by Ever Orient International Limited, which is wholly-owned by Data Bliss Limited. Data Bliss Limited is wholly-owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members. Mr. Yongdong Peng holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(3)   57,013,159 Class A ordinary shares are directly held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Mr. Yigang Shan and his family members. Mr. Yigang Shan holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(4)   Tencent Holdings Limited was interested in 410,842,111 Class A ordinary shares through its various subsidiaries or entities controlled by it, including 245,499,801 Class A ordinary shares directly held by Tencent Mobility Limited.

(5)   JPMorgan Chase & Co. had long position of 215,062,421 Class A ordinary shares, short position of 39,025,447 Class A ordinary shares and lending pool of 139,222,224 Class A ordinary shares.

(6)   102,867,876 Class B ordinary shares are directly held by Ever Orient International Limited, which is wholly-owned by Data Bliss Limited. Data Bliss Limited is wholly-owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members.

(7)   44,632,805 Class B ordinary shares are directly held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Mr. Yigang Shan and his family members.

(8)   The calculation is based on the total number of 3,529,562,630 Class A ordinary shares (including 124,564,926 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans) and 147,500,681 Class B ordinary shares issued as of June 30, 2024, respectively.

As of June 30, 2024, The Bank of New York Mellon Corporation had long position in 1,937,914,125 Class A ordinary shares represented by ADSs, short position in 1,935,101,211 Class A ordinary shares represented by ADSs, and lending pool of 1,529,373 Class A ordinary shares represented by ADSs as depositary bank of the Company. Save as disclosed above, as of June 30, 2024, no other person had any interest or short position in the Shares or underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

(5) COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Seconded Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the "**Company's Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company of securities in the Company and other matters covered by the Company's Code.

Having made specific enquiries to all Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company's Code during the Reporting Period and up to the Latest Practicable Date.

(6) COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company's corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the "**CG Code**") contained in Appendix C1 to the Listing Rules.

Pursuant to Code Provision C.2.1 of part 2 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles.

All major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Directors are encouraged to participate actively in all Board and committee meetings of which they are members, and the Chairman ensures that all issues raised are properly briefed at the Board meetings. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period and up to the Latest Practicable Date., the Company has complied with all applicable principles and code provisions of the CG Code.

The Board will continue to enhance its corporate governance practices appropriate to the conduct and growth of its business and to review such practices from time to time to ensure that they comply with statutory and professional standards and align with the latest development.

(7) BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific written terms of reference (the charter) which deal clearly with their authority and duties. The terms of reference (the charter) of the Board committees are posted on the Company's website and the Stock Exchange's website. Each of the Board committees is provided with sufficient resources to perform its duties.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of three independent non-executive Directors, namely Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu. Ms. Xiaohong Chen, who possesses the appropriate professional qualification, or accounting or related financial management expertise as required under Rule 3.10 (2) of the Listing Rules, is the chairman of the Audit Committee.

GENERAL INFORMATION

The terms of reference (the charter) of the Audit Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Audit Committee are to assist the Board in reviewing the financial information and reporting process, risk management and internal control systems, effectiveness of the internal audit function, scope of audit and appointment of external auditors, and arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company.

The Audit Committee has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2024.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG code.

The Compensation Committee consists of three independent non-executive Directors, namely Mr. Jun Wu, Ms. Xiaohong Chen and Mr. Hansong Zhu. Mr. Jun Wu is the chairman of the Compensation Committee.

The terms of reference (the charter) of the Compensation Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Compensation Committee include reviewing and determining, with delegated responsibility, or making recommendations to the Board on the remuneration packages of individual executive Directors and senior management, reviewing and making recommendations to the Board on the remuneration policy and structure for all Directors and senior management, reviewing and making recommendations to the Board on the remuneration packages of non-executive Directors, and reviewing and/or approving matters relating to share schemes.

During the Reporting Period, the Compensation Committee (i) reviewed and discussed the goals and objectives of the Company's general compensation plans and other employee benefit plans, including incentive compensation and equity-based compensation plans, and reviewed and discussed such plans in light of the goals and objectives of such plans; (ii) reviewed and recommended to the Board the remuneration packages (including cash and RSUs) of an independent non-executive Director; and (iii) reviewed and approved, or recommended the Board to approve, the grant of share incentives to the participants under the 2020 Share Incentive Plan, including the grant of RSUs to an independent non-executive Director pursuant to his director service agreement and award agreement entered into between the Company and such Director. For details of the share incentives granted to employees and directors of any member of the Group who the Compensation Committee considers during the Reporting Period, please refer to the subsection headed " (10) The Share Incentive Plans."

The vesting of the RSUs granted to the independent non-executive Director, Mr. Jun Wu, during the Reporting Period (the "**Director Grant**") was not subject to any performance targets. The Compensation Committee was of the view that it was not necessary to set performance targets for the Director Grant because it (i) forms part of the remuneration package of Mr. Jun Wu; (ii) was in line with the recommended best practice E.1.9 of Part 2 of the CG Code, which recommends issuers not to grant equity-based remuneration with performance-related elements to independent non-executive directors as this may lead to bias in their decision-making and compromise their objectivity and independence; and (iii) was subject to clawback mechanisms.

Save as disclosed above, there were no material matters relating to the Share Incentive Plans of the Company which required review or approval by the Compensation Committee during the Reporting Period.

Corporate Governance Committee

The Company has established the Corporate Governance Committee in compliance with the CG Code and Rules 8A.30 and 8A.31 of the Listing Rules.

The Corporate Governance Committee consists of three independent non-executive Directors, namely Mr. Hansong Zhu, Ms. Xiaohong Chen and Mr. Jun Wu. Mr. Hansong Zhu is the chairman of the Corporate Governance Committee.

The terms of reference (the charter) of the Corporate Governance Committee are of no less exacting terms than those set out in Rule 8A.30 of the Listing Rules and the CG Code. The primary duties of the Corporate Governance Committee are to ensure that the Company is operated and managed for the benefit of all Shareholders, develop and recommend to the Board a set of corporate governance principles applicable to the Company, oversee the management of environmental, social and governance ("**ESG**") related matters, and ensure the Company's compliance with the Listing Rules and safeguards relating to the WVR structure of the Company.

The following is a summary of work performed by the Corporate Governance Committee during the Reporting Period:

(i)   reviewing the Company's compliance with the code provisions set out in the CG Code and the deviation from Code Provision C.2.1 of part 2 the CG Code;

(ii)   reviewing and approving the Company's 2023 corporate governance report, 2023 ESG report, and the disclosures under the heading "Board Practices" and "Cybersecurity" included in the Company's annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC;

(iii)   developing, reviewing and monitoring the Company's policies and practices on corporate governance and code of conduct and compliance manual applicable to employees and the Directors;

(iv)   reviewing and evaluating the ESG-related policies;

(v)   reviewing and monitoring the training and continuous professional development of Directors and senior management;

(vi)   reviewing the Company's compliance with the relevant laws and regulations that have a significant impact on the Group in all material respects;

(vii)   seeking to ensure the communication between the Company and its Shareholders are effective and satisfactory;

(viii)   confirming to the Board that it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries and the potential risks related to the WVR structure, in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole during the year ended December 31, 2023;

(ix)   confirming that (a) the WVR Beneficiaries have been members of the Board throughout the year ended December 31, 2023; (b) no matter under Rule 8A.17 of the Listing Rules has occurred throughout the year ended December 31, 2023; and (c) the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules for the year ended December 31, 2023;

(x)   recommending the Board to retain the services of the compliance advisor of the Company; and

(xi)   reporting on the work of the Corporate Governance Committee covering all areas of its terms of reference, discussing and evaluating whether the charter of the Corporate Governance Committee appropriately addresses the matters that are or should be within its scope.

(8) REVIEW OF THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited interim condensed consolidated financial information, including reconciliation between U.S. GAAP and IFRS, of the Group for the six months ended June 30, 2024 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410 — "Review of interim financial information performed by the independent auditor of the entity." The unaudited interim condensed consolidated financial information of the Group for the six months ended June 30, 2024 have also been reviewed by the Audit Committee.

(9) WEIGHTED VOTING RIGHTS

The Company has a weighted voting rights structure. Under the Company's weighted voting rights structure, the Company's share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any matters subject to the vote at general meetings of the Company, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis. The Company's WVR structure enables the WVR Beneficiaries to hold Shares with a higher voting power than the holders of Class A ordinary shares. Mr. Yongdong Peng, the co-founder, the chairman, an executive Director and the chief executive officer of the Company, and Mr. Yigang Shan, the co-founder and an executive Director of the Company, are the WVR Beneficiaries holding the Class B ordinary shares. Such shareholding will enable the Company to benefit from the continuing vision and leadership of Mr. Yongdong Peng and Mr. Yigang Shan, who will exercise their voting power with a view to promote the Company's long-term prospects and strategy.

Prospective investors are advised to be aware of the potential risks of investing in companies with WVR structures, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exercise their higher voting power to influence the affairs of our Company and the outcome of Shareholders' resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

GENERAL INFORMATION

The table below sets out the ownership and voting rights held by the WVR Beneficiaries as of the Latest Practicable Date:

Name of WVR Beneficiaries	Number of Class A ordinary shares	Number of Class B ordinary shares	Approximate percentage of issued share capital[1]	Approximate percentage of voting rights[1][2]
Yongdong Peng[3]	79,332,860	102,607,665	4.96%	22.14%
Yigang Shan[4]	57,126,061	44,519,903	2.77%	10.06%
Total	**136,458,921**	**147,127,568**	**7.73%**	**32.21%**

Notes:

(1) The calculation is based on the total number of 3,520,634,387 Class A ordinary shares and 147,127,568 Class B ordinary shares issued as of the Latest Practicable Date.

(2) On the basis that Class A ordinary shares entitle the Shareholder to one vote per Share and Class B ordinary shares entitle the Shareholder to ten votes per Share, without taking into consideration the voting rights of 849,601,280 Class A ordinary shares held by Propitious Global.

(3) 102,607,665 Class B ordinary shares and 79,332,860 Class A ordinary shares are held by Ever Orient International Limited, which is wholly-owned by Data Bliss Limited. Data Bliss Limited is wholly-owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members.

(4) 44,519,903 Class B ordinary shares and 57,126,061 Class A ordinary shares are held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of the discretionary trust are Mr. Yigang Shan and his family members.

Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one ratio. Assuming the conversion of all the remaining 147,127,568 Class B ordinary shares into Class A ordinary shares, the number of Class A ordinary shares will increase by 147,127,568, representing approximately 4.2% of the total number of issued Class A ordinary shares as of the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares held by one WVR Beneficiary will cease when such WVR Beneficiary no longer has beneficial ownership of any of our Class B ordinary shares. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class B ordinary shares have transferred to another person the beneficial ownership of, or economic interest in, the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18 (2) of the Listing Rules;

(iv) when the Class B ordinary shares have been converted to Class A ordinary shares;

(v) neither of the WVR Beneficiaries having control over the exercise of the voting rights of the Shares held by Propitious Global immediately upon the Listing on the Hong Kong Stock Exchange (the "**Subject Shares**") for reasons within or outside their control. For the avoidance of doubt, (A) subject to the Listing Rules, (i) any sale, transfer, assignment or disposition of any part or all of the Subject Shares by Propitious Global to any person, or (ii) a change of control of the ultimate beneficial ownership of any part or all of the Subject Shares or Propitious Global to any person (the above activities are collectively referred to as "**Transactions**"), and (B) consequentially resulting in the loss of control over the exercise of the voting rights of the relevant Subject Shares that are subject to the Transactions, will not give rise to any obligation to convert the Class B ordinary shares to Class A ordinary shares; or

(vi) a director holding vehicle holding Class B ordinary shares no longer complies with the principle that the weighted voting rights attached to a beneficiary's shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them (through voting proxies or otherwise).

The Company and the WVR Beneficiaries will notify the Hong Kong Stock Exchange as soon as practicable with details of the event set out in paragraphs (ii), (iii), (v) and (vi) above.

(10) THE SHARE INCENTIVE PLANS

2018 Share Option Plan

Purposes

The purpose of 2018 Share Option Plan is to provide the participants under 2018 Share Option Plan with the opportunity to acquire proprietary interests in the Company and to encourage the participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

Participants

The participants under 2018 Share Option Plan may include employees, directors and consultants of any member of the Group who the Board considers, in its sole discretion, have contributed or will contribute to the Group.

Maximum Number of Shares Available under the 2018 Share Option Plan

The overall limit on the number of Class A ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2018 Share Option Plan and any other share option schemes of the Company at any time must not exceed 350,225,435 (the "**Scheme Limit**"), representing approximately 9.55% of the total issued Shares of the Company as of the Latest Practicable Date. No options may be granted under any schemes of the Company (or its subsidiaries) if this will result in the Scheme Limit being exceeded. No further options under the 2018 Share Option Plan has been or will be granted after the Listing Date.

GENERAL INFORMATION

Remaining Life

Unless terminated earlier, the 2018 Share Option Plan has a term of ten years commencing on August 20, 2018.

Details of the Options Granted under the 2018 Share Option Plan

As of June 30, 2024, the aggregate number of Class A ordinary shares subject to the outstanding options granted and yet to be exercised under the 2018 Share Option Plan amounted to 25,247,001, representing approximately 0.69% of the total issued Shares of the Company as of June 30, 2024.

The table set out below shows the details of the outstanding options granted to the Director, employees and other grantees under the 2018 Share Option Plan.

Grantees	Number of Underlying Class A ordinary shares as of January 1, 2024	Number of options granted during the Reporting Period	Number of options exercised during the Reporting Period	Number of options lapsed during the Reporting Period	Number of options cancelled during the Reporting Period	Number of Underlying Class A ordinary shares as of June 30, 2024	Exercise price per Class A ordinary shares
Director							
Xiaohong Chen	10,965[1]	–	–	–	–	10,965[1]	US$0.00002
Employees and other grantees[5]	32,497,275[2]	–	7,024,377[3]	236,862	–	25,236,036[4]	US$0.00002
Total	32,508,240	–	7,024,377	236,862	–	25,247,001	US$0.00002

Notes:

(1)   The grant date was July 23, 2021. Such options have vested upon grant.

(2)   The grant dates were from July 10, 2018 to April 2, 2022. The vesting periods were from three months to ten years.

(3)   The weighted average closing price of the ADSs immediately before the dates of exercises were US$14.65.

(4)   The grant dates were from July 31, 2018 to April 2, 2022. The vesting periods were from one year to nine years.

(5)   Other grantees were former employees.

(6)   The exercise period of the options granted shall commence from the dates on which the relevant options become vested and ended on the expiry dates, subject to the terms of the 2018 Share Option Plan and the award agreements signed by the grantees.

As at the beginning and the end of the Reporting Period, no options may be further granted under the 2018 Share Option Plan.

2020 Share Incentive Plan

Purposes

The purpose of the 2020 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2020 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, restricted share unit or other types of award (the "**Awards under 2020 Share Incentive Plan**") approved by the Board or the Compensation Committee pursuant to 2020 Share Incentive Plan.

Maximum Number of Shares Available under the 2020 Share Incentive Plan

According to the 2020 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all Awards under the 2020 Share Incentive Plan shall be 253,246,913, representing approximately 6.90% of the total issued Shares of the Company as of the Latest Practicable Date. As of June 30, 2024, the Company had not granted any awards in form of options or restricted shares pursuant to the 2020 Share Incentive Plan.

Remaining Life

Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years commencing on May 11, 2022.

Details of the Outstanding RSUs Granted under the 2020 Share Incentive Plan

As of June 30, 2024, the aggregate number of Class A ordinary shares subject to the outstanding RSUs granted under the 2020 Share Incentive Plan amounted to 65,341,953, representing approximately 1.78% of the total issued Shares of the Company as of June 30, 2024. The table set out below shows the details of the outstanding RSUs granted to the Directors, service provider and employees and other grantees under the 2020 Share Incentive Plan during the Reporting Period, except for which, no RSUs had been granted to the (i) Directors, chief executive or substantial shareholders of the Company, or their respective associates; (ii) participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue, during the Reporting Period.

GENERAL INFORMATION

	Number of RSUs unvested as of January 1, 2024	Number of RSUs granted during the Reporting Period	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed during the Reporting Period	Number of RSUs cancelled during the Reporting Period	Number of RSUs unvested as of June 30, 2024	Purchase price per Class A ordinary shares
Director							
Xiaohong Chen	30,975[(1)]	–	–	–	–	30,975[(1)]	nil
Hansong Zhu	13,275[(2)]	–	–	–	–	13,275[(2)]	nil
Jun Wu	14,232[(3)]	15,174[(3)(9)]	14,232[(3)]	–	–	15,174[(3)]	nil
Employees and other grantees[(7)]	79,903,590[(4)(6)]	8,140,608[(5)(6)(9)]	21,929,709[(8)]	831,960	–	65,282,529[(4)(6)]	nil
Total	79,962,072	8,155,782	21,943,941	831,960	–	65,341,953	nil

Notes:

(1) For Ms. Xiaohong Chen, 30,975 RSUs were granted on September 26, 2023, which shall fully vest on the first anniversary of the date of grant.

(2) For Mr. Hansong Zhu, 13,275 RSUs were granted on September 26, 2023, which shall fully vest on the first anniversary of the date of grant.

(3) For Mr. Jun Wu, 14,232 RSUs were granted on September 26, 2023 and have vested on March 26, 2024. The weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$13.95. 15,174 RSUs were granted on March 26, 2024, which shall fully vest on the first anniversary of the date of grant, with the closing price of the ADSs immediately before the date of grant of US$13.95.

(4) The grant dates of the RSUs unvested as of January 1, 2024 were from June 3, 2021 to October 1, 2023. The grant dates of the RSUs unvested as of June 30, 2024 were from June 3, 2021 to April 1, 2024.

(5) The grant date was from January 1, 2024 to April 1, 2024. The closing price of the ADSs immediately before the date of grant was from US$13.73 to US$16.21.

(6) The vesting schedules under the 2020 Share Incentive Plan include: (i) 100% of the awards will vest at a specified time after the date of grant; (ii) 100% of the awards will vest within certain years, with specified proportion being vested each year and/or period after the date of grant; or (iii) 100% of the awards will vest at the time of grant.

(7) Other grantees were former employees.

(8) The weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$15.74.

(9) There was no performance target attached to the RSUs granted during the Reporting Period.

As at the beginning of the Reporting Period, 205,233,632 Awards (representing equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan. As at the end of the Reporting Period, 197,677,775 Awards (representing equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan.

2022 Share Incentive Plan

Purposes

The purpose of the 2022 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2022 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, restricted share unit or other types of award (the "**Awards under 2022 Share Incentive Plan**") approved by the Board or any committee (s) authorized by the Board pursuant to 2022 Share Incentive Plan.

Maximum Number of Shares Available under the 2022 Share Incentive Plan

The maximum aggregate number of Shares which may be issued pursuant to all Awards under 2022 Share Incentive Plan shall be 125,692,439, representing approximately 3.43% of the total issued Shares of the Company as of the Latest Practicable Date. Prior to the Listing, the Company had granted 125,692,439 restricted Shares pursuant to the 2022 Share Incentive Plan representing a total of 125,692,439 underlying Class A ordinary shares on May 5, 2022, which had fully vested on the same day.

The Company has not issued and will not issue any further awards pursuant to the 2022 Share Incentive Plan since its Listing.

Remaining Life

Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years commencing on May 5, 2022.

Details of the Restricted Shares Granted under the 2022 Share Incentive Plan

Prior to the Listing, the Company granted 71,824,250 restricted Shares to Mr. Yongdong Peng, our co-founder, chairman of the Board, executive Director, chief executive officer and Controlling Shareholder, and 53,868,189 restricted Shares to Mr. Yigang Shan, our co-founder, executive Director and Controlling Shareholder, under the 2022 Share Incentive Plan on May 5, 2022 (collectively, the "**Restricted Shares**"). The Restricted Shares have vested on May 5, 2022, and are subject to further restrictions on transfer and dividend rights. The restrictions are to be removed in five installments annually, subject to the approval by the Compensation Committee for each installment. As of June 30, 2024, all Restricted Shares were subject to the restrictions.

The purchase price of the Restricted Shares was nil. The closing price of the ADSs immediately before the date of grant was US$14.41. There was no performance target attached to the Restricted Shares. The weighted average closing price of the ADSs immediately before the date on which the Restricted Shares vested was US$14.41.

GENERAL INFORMATION

Save as disclosed above, no restricted Shares or other Awards had been granted to (i) other Directors or substantial shareholders of the Company, or their respective associates; (ii) other participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of Shares in issue, during the Reporting Period. As at the end of the Reporting Period, there was no outstanding restricted Shares or other awards granted under the 2022 Share Incentive Plan, and no Awards may be further granted under 2022 Share Incentive Plan.

The number of Shares that may be issued in respect of options and awards granted under all schemes of the Company during the Reporting Period, as set out in the subsection headed "(10) The Share Incentive Plans" of this interim report, divided by the weighted average number of Shares of the relevant class in issue for the six months ended June 30, 2024 was 0.22%.

On March 4, 2024, the Company issued 49,500,000 Class A ordinary shares at par value of US$0.00002 per Share which were registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans.

(11) SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors, during the Reporting Period and up to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

(12) DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B (1) OF THE LISTING RULES

Changes in Directors' information are set out below pursuant to Rule 13.51B (1) of the Listing Rules since the disclosure made in the 2023 annual report of the Company and up to the Latest Practicable Date:

Name of Director	Details of Changes
Mr. Jun Wu	Mr. Jun Wu has served as the president of digital energy and intelligent computing group of iSoftStone Information Technology (Group) Co., Ltd. (軟通動力信息技術（集團）股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 301236, since April 2024.

Each of Mr. Yongdong Peng, Mr. Yigang Shan and Mr. Jun Wu retired and was re-elected as a Director at the AGM held on June 14, 2024, whose length of service is three years. During the Reporting Period and up to the Latest Practicable Date, each of the non-executive Directors has entered into a director service agreement with the Company to extend the previous director service agreement for an additional term of one year, with the provisions (including the extension for additional term) substantially the same as the previous director service agreement. There is no change to their emoluments. The emoluments of the executive Directors for the year 2024 include an annual base salary of RMB1,800,000 and a bonus, which is subject to the completion of the performance target as determined by the Compensation Committee and the Board.

Save for the information disclosed herein, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B (1) of the Listing Rules as of the Latest Practicable Date.

(13) MATERIAL LITIGATION

On December 30, 2021, we and certain of our current officers and Directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). This action was brought shortly after Muddy Waters Capital LLC announced on December 16, 2021, that it took a short position in the Company as its research showed that the Company overstated the number of agents and stores, its GTV, and its revenues. Plaintiffs in this putative securities class action based their allegations mainly on the allegations in the report. Plaintiffs alleged, in sum and substance, that the Company's disclosures were materially false and/or misleading because they: (i) inflated the Company's GTV; (ii) inflated the Company's revenues; and (iii) inflated the number of stores and agents using the Company's platform. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of these alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10 (b) and 20 (a) of the U.S. Securities Exchange Act of 1934 (the "**Exchange Act**"), and Rule 10b-5 promulgated thereunder and Section 11, Section 12 (a) (2) and Section 15 of the U.S. Securities Act of 1933 (the "**Securities Act**"). On February 26, 2024, the Court granted in part and denied in part defendants' motion to dismiss, and plaintiffs were granted leave to replead to address the complaint's deficiencies identified by the Court. On March 18, 2024, Plaintiff filed its Second Amended Complaint with all Exchange Act claims removed. On April 10, 2024, the Court ordered motion-to-dismiss briefing for the Second Amended Complaint to be completed in June 2024. On May 13, 2024, Plaintiff filed its Third Amended Complaint, which removes all Exchange Act claims and asserts claims under Sections 11, 12 (a) (2) and 15 of the Securities Act regarding the disclosed total number of stores and agents on the Company's platform as of September 30, 2020 in the November 19, 2020 follow-on offering documents. On June 17, 2024, the Company filed its answer. The case is in the discovery stage. We cannot predict the timing, outcome or consequences of this case, or any potential loss or damages associated with the resolution of this action. There is no assurance that we will be able to prevail in our defense or settle this case on favorable terms. Regardless of the outcome, however, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention.

Saved as disclosed in this interim report, the Company was not involved in any material litigation or arbitration during the six months ended June 30, 2024, and the Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the Latest Practicable Date.

GENERAL INFORMATION

(14) IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this interim report, no other important events affecting the Group occurred since June 30, 2024 and up to the Latest Practicable Date.

(15) SAFE HARBOR STATEMENT

This interim report contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Among other things, the business outlook in this interim report, as well as Beike's strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the SEC and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.'s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike's goals and strategies; Beike's future business development, financial condition and results of operations; expected changes in the Company's revenues, costs or expenditures; Beike's ability to empower services and facilitate transactions on *Beike* platform; competition in the industry which Beike operates; relevant government policies and regulations relating to the industry; Beike's ability to protect the Company's systems and infrastructures from cyber-attacks; Beike's dependence on the integrity of brokerage brands, stores and agents on the Company's platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.'s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this interim report is as of the Latest Practicable Date, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

(16) APPROVAL OF THE INTERIM REPORT

The interim report and the unaudited interim results of the Group for the six months ended June 30, 2024 were approved and authorized for issue by the Board on August 12, 2024.

CORPORATE INFORMATION

DIRECTORS

Executive Directors

Yongdong Peng (彭永東) *(Chairman of the Board and Chief Executive Officer)*
Yigang Shan (單一剛)
Wangang Xu (徐萬剛) *(Vice Chairman of the Board)*
Tao Xu (徐濤)

Non-Executive Director

Jeffrey Zhaohui Li (李朝暉)

Independent Non-Executive Directors

Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)
Jun Wu (武軍)

AUDIT COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Hansong Zhu (朱寒松)
Jun Wu (武軍)

COMPENSATION COMMITTEE

Jun Wu (武軍) *(Chairperson)*
Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)

NOMINATION COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Yigang Shan (單一剛)
Hansong Zhu (朱寒松)

CORPORATE GOVERNANCE COMMITTEE

Hansong Zhu (朱寒松) *(Chairperson)*
Xiaohong Chen (陳小紅)
Jun Wu (武軍)

JOINT COMPANY SECRETARIES

Siting Li (李思婷)
Yee Wa Lau (劉綺華) *(Chartered Secretary, Chartered Governance Professional and member of The Hong Kong Chartered Governance Institute and The Chartered Governance Institute)*

AUTHORIZED REPRESENTATIVES

Tao Xu (徐濤)
Yee Wa Lau (劉綺華)

REGISTERED OFFICE IN CAYMAN ISLANDS

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

CORPORATE HEADQUARTERS

Oriental Electronic Technology Building
No. 2 Chuangye Road
Haidian District
Beijing 100086
PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong laws:
Freshfields Bruckhaus Deringer
55th Floor, One Island East
Taikoo Place,
Quarry Bay
Hong Kong

As to U.S. laws:
Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower, The Landmark
15 Queen's Road Central
Central
Hong Kong

As to PRC law:
Han Kun Law Offices
9/F, Office Tower C1
Oriental Plaza, 1 East Chang An Avenue
Beijing
PRC

As to Cayman Islands law:
Harney Westwood & Riegels
3501 The Center
99 Queen's Road Central
Central
Hong Kong

AUDITOR AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

COMPLIANCE ADVISER

Maxa Capital Limited
Unit 2602, 26/F Golden Centre,
188 Des Voeux Road Central,
Sheung Wan
Hong Kong

PRINCIPAL SHARE REGISTRAR

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor
   Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

PRINCIPAL BANKER

China Merchants Bank
China Merchants Bank Tower
No. 7088, Shennan Boulevard
Shenzhen
PRC

STOCK SHORT NAME

BEKE – W

STOCK EXCHANGE STOCK CODE

2423

NYSE SYMBOL

BEKE

COMPANY WEBSITE

investors.ke.com

This interim report has been posted in both the English and Chinese languages on the website of the Company at investors.ke.com and Hong Kong Stock Exchanges at www.hkexnews.hk. A printed version of this interim report is available on request from the Company and the Company's Hong Kong Share Registrar free of charge.

In this interim report, the following expressions have the meanings set out below unless the context requires otherwise.

"2018 Share Option Plan"	the Pre-IPO Share Option Scheme adopted by the Shareholders in August 2018, which permits the grant of awards in the form of options to purchase Class A ordinary shares
"2020 Share Incentive Plan"	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or Compensation Committee
"2022 Share Incentive Plan"	the 2022 Global Share Incentive Plan adopted by the Board, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or any committee (s) authorized by the Board
"ADS (s)"	American depositary shares, each of which represents three Class A ordinary shares
"Articles" or "Articles of Association"	our articles of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"associated corporation (s)"	has the meaning ascribed to it under the Part XV of the SFO
"Audit Committee"	the audit committee of the Board
"Baihui Partnership"	Baihui Partners L.P., an exempted limited partnership established in Cayman Islands and a Controlling Shareholder of the Company as of the Latest Practicable Date, which takes instructions from its general partner, Ample Platinum Holdings Limited (as of the Latest Practicable Date, each of Yongdong Peng and Yigang Shan controlled 50% of the equity interests in Ample Platinum Holdings Limited), when exercising the voting rights in respect of the Shares under the POA Arrangement
"Beijing Beihao"	Beijing Beihao Commercial Consultancy Co., Ltd. (北京貝好商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 21, 2018 and a VIE as of the Latest Practicable Date

DEFINITIONS

"Beijing Beijia"	Beijing Beijia Commercial Consultancy Co., Ltd. (北京貝嘉商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 24, 2018 and a VIE as of the Latest Practicable Date
"Beijing Lianjia"	Beijing Lianjia Real Estate Brokerage Co., Ltd. (北京鏈家房地產經紀有限公司), a limited liability company established under the laws of the PRC on September 30, 2001 and a VIE as of the Latest Practicable Date
"Beike," "Group," "our Group," "the Group," "we," "us," or "our"	the Company and its subsidiaries and Consolidated Affiliated Entities from time to time or, where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time
"Board"	the board of Directors of the Company
"Cantrust"	Cantrust (Far East) Limited, a company incorporated in British Virgin Islands, a professional trustee appointed by Mr. Zuo to act as the trustee of the Z&Z Trust
"China" or "PRC"	the People's Republic of China, excluding, for the purposes of this interim report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the Reserved Matters shall be voted on a one vote per share basis
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company" "our Company" or "the Company"	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018

"Compensation Committee"	the compensation committee of the Board
"Consolidated Affiliated Entity (ies)"	entities we control through the contractual arrangements, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries
"Controlling Shareholders"	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Z&Z Trust, Grain Bud, Propitious Global, Mrs. Zuo, Baihui Partnership, Yongdong Peng and Yigang Shan as a group of controlling shareholders of the Company
"Corporate Governance Committee"	the corporate governance committee of the Board
"Director (s)"	the director (s) of the Company
"Grain Bud"	Grain Bud Holding Limited, a company incorporated in British Virgin Islands on July 10, 2020 and wholly owned by Z&Z Trust, and a Controlling Shareholder of the Company as of the Latest Practicable Date
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange" or the "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	September 12, 2024, being the latest practicable date for ascertaining the contents set out in this interim report
"*Lianjia*"	a real estate brokerage brand directly operated by the Company since 2001 and an integral part of Beike Platform
"Listing"	the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	being May 11, 2022, on which the Class A ordinary shares are listed on the Hong Kong Stock Exchange
"Listing Rules" or "Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

DEFINITIONS

"Main Board"	the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"Memorandum" or "Memorandum of Association"	our memorandum of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules
"Mr. Zuo"	Mr. Hui Zuo, the founder and permanent chairman emeritus of the Company
"Mrs. Zuo"	Ms. Yan Zhu, the spouse of Mr. Zuo and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Nomination Committee"	the nomination committee of the Board
"NYSE"	New York Stock Exchange
"POA Arrangement"	an irrevocable proxy and power of attorney executed and delivered by Propitious Global on July 28, 2021 (as supplemented on November 8, 2021), pursuant to which Propitious Global irrevocably authorized Baihui Partnership to exercise the voting rights represented by the Shares held by Propitious Global
"Propitious Global"	Propitious Global Holdings Limited, a company incorporated in British Virgin Islands on November 20, 2017 and is ultimately controlled by Mrs. Zuo, and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Reporting Period"	the six months ended June 30, 2024
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Hong Kong Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary winding-up of the Company

"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RSU (s)"	restricted share units
"Runizhishi"	Runizhishi (Beijing) Technology Co., Ltd. (如你之視（北京）科技有限公司), a limited liability company established under the laws of the PRC on March 2, 2022 and a VIE as of the Latest Practicable Date
"SEC"	United States Securities and Exchange Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Share (s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder (s)"	holder (s) of Shares and, where the context requires, ADSs
"Share Incentive Plans"	the 2018 Share Option Plan, 2020 Share Incentive Plan and 2022 Share Incentive Plan
"subsidiary (ies)"	has the meaning set out in section 15 of the Companies Ordinance
"substantial shareholder (s)"	has the meaning ascribed to it under the Listing Rules
"Tencent"	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (Stock Code: 0700), was incorporated in the Cayman Islands with limited liability and is currently listed on Hong Kong Stock Exchange
"Tianjin Xiaowu"	Tianjin Xiaowu Information & Technology Co., Ltd. (天津小屋信息科技有限公司), a limited liability company established under the laws of the PRC on November 14, 2017 and a VIE as of the Latest Practicable Date
"U.S." or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"U.S. GAAP"	accounting principles generally accepted in the United States
"U.S. dollar (s)," "US$" or "USD"	U.S. Dollars, the lawful currency of the U.S.

DEFINITIONS

"VIEs," and each a "VIE"	Beijing Lianjia, Tianjin Xiaowu, Yiju Taihe, Beijing Beijia and Beijing Beihao, Runizhishi and Runikeshi (Beijing) Technology Co., Ltd. (如你可視（北京）科技有限公司)
"WVR" or "weighted voting right"	weighted voting right, has the meaning ascribed to it under the Hong Kong Listing Rules
"WVR Beneficiary (ies)"	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Mr. Yongdong Peng and Mr. Yigang Shan, being the holders of the Class B ordinary shares as of the Latest Practicable Date
"WVR structure"	has the meaning ascribed to it under the Hong Kong Listing Rules
"Yiju Taihe"	Beijing Yiju Taihe Technology Co., Ltd. (北京宜居泰和科技有限公司), a limited liability company established under the laws of the PRC on July 23, 2010 and a VIE as of the Latest Practicable Date
"Z&Z Trust"	a discretionary trust established by Mr. Hui Zuo on July 13, 2020 and a Controlling Shareholder of the Company as of the Latest Practicable Date, the beneficiaries of which are immediate family members of Mr. Hui Zuo
"%"	per cent

In this interim report, if there is any inconsistency between the Chinese names of the entities, authorities, organizations, institutions or enterprises established in China and their English translations, the Chinese version shall prevail.